Form 20-F
period 2025-09-30
Rich Sparkle Holdings Ltd
filed 2026-02-06
CIK 2031688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-42724

RICH SPARKLE HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

 Portion 2, 12th Floor, The Center,
99 Queen’s Road Central,
Hong Kong
 (Address of principal executive offices)

Ka Wo, NG

+852 3152 1600

anpa.info@anpa.com.hk

Portion 2, 12th Floor, The Center,
99 Queen’s Road Central,
Hong Kong
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, with no par value	ANPA	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,500,000 Ordinary Shares, with no par value, issued and outstanding as of September 30, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

i

INTRODUCTION

Unless otherwise indicated or the context requires otherwise, the terms “we,” “us,” “our Company,” “our,” “the Company”, “our Group”, “the Group” and “Rich Sparkle” refer to Rich Sparkle Holdings Limited, a BVI company, and in the context of describing its operations and business, its subsidiaries. In addition, in this annual report:

●	“AI” or “artificial intelligence”, in the context of our business, refers to advanced computational systems designed to mimic human intelligence by processing large volumes of data, learning from patterns, and autonomously performing tasks that traditionally require human intervention;

●	“ANPA (HK)” or “Operating Subsidiary” refers to ANPA Financial Services Group Limited, our wholly owned subsidiary;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” refers to the BVI Business Companies Act, 2004, as amended;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong, and Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“HK$” or “Hong Kong dollars” or “HKD” refers to the legal currency of Hong Kong;

●	“HK Listing Rules” refers to collectively The Rules Governing the Listing of Securities on the HK Stock Exchange, the GEM Listing Rules on the HK Stock Exchange;

●	“HKSFO” refers to the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong);

●	“HK Stock Exchange” refers to the Stock Exchange of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Lore Heaven” refers to Lore Heaven Holdings Limited;

●	“Mainland China” refers to the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“Memorandum and Articles of Association” refers to the second amended and restated memorandum and articles of association of the Company that is currently in effect;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of the Company with no par;

●	“Superb” refers to Superb Prospect Group Limited; and

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States.

Our reporting currency is USD. However, our functional currency is Hong Kong dollars for the reason that our business is mainly conducted in Hong Kong and most of our revenues are denominated in Hong Kong dollars. This annual report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were calculated as follow:

	September 30, 2025	September 30, 2024	September 30, 2023
Year-end spot rate	US$1 = HK$7.78	US$1 = HK$7.77	US$1 = HK$7.83
Average rate	US$1 = HK$7.80	US$1 = HK$7.81	US$1 = HK$7.83

We make no representation that the HKD or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

The Group’s fiscal year ends on September 30.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	ability to managing our growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	the dependence on our senior management and key employees; and

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	overall industry and market performance;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy, impact it may have on our operations, the demand for our products and services, and economic activity in general;

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Doing Business in Hong Kong and the PRC

All of our operations are in Hong Kong. However, due to the long arm application of current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Operating Subsidiary is located and operates its business in Hong Kong, a special administrative region of the PRC. The Operating Subsidiary does not have operation in Mainland China and is not regulated by any regulator in Mainland China. As a result, the laws and regulations of the Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the PRC (“Basic Law”), national laws of the Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, the PRC government may choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiary at any time in the future and, it will have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event we or our Hong Kong Operating Subsidiary became subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving Mainland China laws and regulations, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the entire operations of our Operating Subsidiary in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in the Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary’s operations at any time with little advance notice could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

Our business, financial conditions and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the Mainland China which may become applicable to Hong Kong and thus to company such as us.

We are aware that the PRC government has been initiating a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

We have no operations in Mainland China. Our Operating Subsidiary is located and operates in Hong Kong, a special administrative region of the PRC. As of the date of this annual report, the PRC government does not exert direct influence and discretion over the manner in which we conduct our business activities in Hong Kong, outside of Mainland China. Based on our understanding of the Mainland China laws and regulations currently in effect as of the date of this annual report, as ANPA (HK) is located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate offerings. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Investors are cautioned that you are buying shares of a BVI holding company with operations conducted in Hong Kong by its subsidiary.

Rich Sparkle is a holding company incorporated in the BVI with no material operations. As a holding company with no material operations, Rich Sparkle conducts its operations in Hong Kong through its subsidiary incorporated in Hong Kong. The Ordinary Shares offered are shares of Rich Sparkle, the BVI holding company, instead of shares of our Hong Kong subsidiary. Investors will not directly hold equity interests in the Hong Kong subsidiary.

The PRC government may at any time in the future exert substantial influence over the manner in which we must conduct our business activities, in which case we will likely be required to make filing with/obtain approval from Chinese authorities to list on U.S exchanges. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in Hong Kong may be indirectly influenced by changes in PRC laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. Although we are not directly subject to certain Chinese regulatory requirements and inspections, we may be indirectly affected due to direct legal impact on our customers which are based in the PRC. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part or our customers’ part to ensure compliance with such regulations or interpretations.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered the Company’s app be removed from smartphone app stores.

As such, the Company’s business may be subject to various government and regulatory interference. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The PRC government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our Ordinary Shares. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The Operating Subsidiary was formed under and are governed by the laws of Hong Kong. However, we may be subject to the uncertainties of PRC legal system. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As all of our business is in Hong Kong, our operations may be governed by PRC laws and regulations. However, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the U.S. or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

There remain uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you we will be able to obtain such approval. We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On February 24, 2023, the CSRC published Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises published by CSRC on February 17, 2023, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing application. The companies that already are listed on overseas stock exchanges or obtained the approval from overseas supervision administrations or stock exchanges for an offering and listing and completed their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that already submitted an application for an IPO to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, may arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

Furthermore, on July 10, 2021, CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

The management of the Company is of the opinion, as of the date of this annual report, on the basis that: (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) we and our subsidiaries do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the BOD based in Hong Kong and all of our revenues and profits are generated by our subsidiary in Hong Kong and we and our subsidiaries have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) although our Hong Kong Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and our subsidiaries will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the U.S., given that: (a) as of date of this annual report, our Operating Subsidiary did not collect or store personal information of any PRC individual client; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (e) as of the date of this annual report, neither of our Operating Subsidiary has been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). The management of the Company is of the opinion that neither we nor our subsidiaries are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors.

However, since these laws, regulations and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation and the listing of our Ordinary Shares on the U.S. or other foreign exchanges. The Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Administrative Measures become applicable to us or our Operating Subsidiary in Hong Kong, or if we or our Operating Subsidiary is subject to cybersecurity review, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer or continue to Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to ANPA (HK), our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including ANPA (HK). Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause the value of our Ordinary Shares to decline or become worthless.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules”, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in Mainland China and controlled by companies or individuals of Mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), for public opinion, and if they become law, will require Mainland China-based companies applying to list on overseas exchanges to report and file certain documents with the CSRC within three (3) working days after making initial applications with overseas security exchanges for IPO and listings. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited CFS for the same period; (ii) its major operational activities are carried out in Mainland China or its main places of business are located in Mainland China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in Mainland China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for IPO and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

Rich Sparkle is a holding company incorporated in the BVI with its Operating Subsidiary based in Hong Kong, as of the date of this annual report, we have no subsidiary, VIE structure or any direct operations in Mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in Mainland China, and we are not controlled by any companies or individuals of Mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the BOD being based in Hong Kong are not Mainland China citizens and all of our revenues and profits are generated by our subsidiary in Hong Kong. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defence, foreign affairs and other matters that are not within the scope of autonomy). Therefore, the management of the Company is of the opinion that, as of the date of this annual report, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules, and we would not be subject to filing requirements with the CSRC as provided under the Trial Measures.

The management of the Company is of the opinion that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

The management of the Company is of the opinion that, as of the date of this annual report, neither we nor any of our subsidiaries, are subject to the M&A Rules, the Trial Measures, or the regulations or policies that have been issued by the CSRC as of the date of this annual report, nor are we currently covered by permission requirements from the CSRC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CSRC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CSRC as of the date of this annual report. Further, as of the date of this annual report, neither we nor any of our subsidiaries has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules. However, if there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although the Company and its subsidiaries are not subject to cybersecurity review by the CAC nor any other PRC authorities for the offerings or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for the Company and its subsidiaries’ operations in Hong Kong, the Company and its subsidiaries are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe the Company and its subsidiary have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for offerings. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Compliance with Hong Kong’s Competition Ordinance and any such other existing or future competition laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

The Company confirms we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiary.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current principles and policies regarding Hong Kong will remain unchanged for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. This includes special treatment in areas including but not limited to customs tariffs, export controls, immigration, foreign investment, and extradition. The suspension or elimination of Hong Kong’s preferential treatment and continued tension between the U.S. and the PRC could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations.

Our operations are in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and Mainland China generally. Economic conditions in Hong Kong are sensitive to Mainland China and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business.

The Mainland China economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the economy in the Mainland China has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on Hong Kong and us.

Furthermore, on July 14, 2020, the former President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and re-exports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the Mainland China will also be applied to Hong Kong exports. According to the Hong Kong Policy Act Report issued by the Department of State in 2021, 2022 and 2023, since July 2020, the suspension of an agreement concerning surrender of fugitive offenders and the terminations of an agreement concerning transfer of sentenced persons and an agreement concerning certain reciprocal tax exemptions, there were no terminations pursuant to § 202(d) of the United States-Hong Kong Policy Act of 1992 or determinations under § 201(b) up to the date of this annual report. The executive order to remove the preferential trade status of Hong Kong remains in effect. Since July 2020 and as of the date of this annual report, the removal of the preferential trade status of Hong Kong did not have a material impact on our business and operations.

Additionally, the outbreak of war in Ukraine in 2022 has affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the U.S., European Union and other countries against Russia. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial conditions, liquidity and business outlook of our business.

Risks Relating to our Corporate Structure

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the BVI and we and all of our directors and officers are based in Hong Kong.

We are a business company limited by shares incorporated under the laws of the BVI. We conduct our operations outside the U.S. and substantially all of our assets are located outside the U.S.. In addition, substantially all of our directors and executive officer named in this annual report reside outside the U.S., and most of their assets are located outside the U.S.. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or officers or to enforce judgments obtained in the U.S. courts against our Directors and officers. For further information regarding the relevant laws of the BVI and Hong Kong, please refer to the section titled “Regulations”.

Our corporate affairs are governed by our memorandum and articles of association (as may be amended from time to time), the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our Directors to us under BVI law are to a large extent governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, the BVI has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of a BVI business company like us could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defences that may be available in respect to any such action, may result in the rights of shareholders of a BVI business company being more limited than those of shareholders of a company organized in the U.S.. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the U.S. based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. We currently do not plan to rely on the BVI practice, but if we do in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For further details, please refer to the section titled “Enforceability of Civil Liabilities”.

For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the U.S. and their shareholders, please refer to the section titled “Description of Share Capital — Differences in Corporate Law”.

Moreover, there is uncertainty as to whether the courts of the Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

There is currently no arrangement for the reciprocal enforcement of judgements between Hong Kong and the U.S., as such judgments of U.S. courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the U.S.) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (i) the judgment is in personal; (ii) the judgment is in the nature of a monetary award; (iii) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (iv) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgment at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our BOD, or our Controlling Shareholders than they would as public shareholders of a company incorporated in the U.S.

We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

We are a business company with limited liability incorporated in the BVI, and as a holding company, we rely on dividends and other distributions on equity paid by our subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong for dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from the Company to our subsidiary in Hong Kong or from our subsidiary in Hong Kong to the Company, our shareholders and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on, our ability or on our Hong Kong subsidiary’s ability by the PRC government to transfer cash or assets out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our subsidiary in Hong Kong. Therefore, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of Rich Sparkle to transfer cash and/or assets. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Superb Prospect Group Limited, our largest shareholder, owns more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Superb Prospect Group Limited has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder, Superb Prospect Group Limited, beneficially owns approximately 67.68% of the aggregate voting power of our issued and outstanding Ordinary Shares. Superb Prospect Group Limited is in turn beneficially and wholly owned by Mr. Ka Wo, NG, our Chairman of BOD; and Mr. Ka Wo, NG is also the sole director of Superb Prospect Group Limited. As a result, Superb Prospect Group Limited has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the NASDAQ listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the NASDAQ listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our BOD might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Because our controlling shareholder, Superb Prospect Group Limited, has considerable influence over our corporate matters, its interests may differ from the interests of our company as a whole and may have potential conflicts of interest with us. Accordingly, our controlling shareholders could control the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. The controlling shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Without the consent of our controlling shareholders, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. Currently, we do not have any arrangements with our principal shareholder to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the controlling shareholder, we may have to resort to legal actions, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Our Business and Industry

Most of our revenue stems from the utilization of our services in relation to financial and commercial transactions within the equity markets. Fluctuations in economic trends that influence the volume of these activities could adversely affect the demand for our offerings.

Most of our sales hinges on the use of our services by entities in the Hong Kong equity market, particularly those involved in compliance and transaction activities. Consequently, our operations are reliant on the Hong Kong equity market, encompassing IPOs, secondary offerings, mergers and acquisitions, public and private debt issuances, leveraged buyouts, spinoffs, bankruptcy and claims processing, among other transactions. These activities are frequently linked to the prevailing economic climate and contingent upon the overall economic performance. The volume of these transactions drives the demand for our services. Declines in financial markets, global economic downturns, or deteriorations in the economies where we operate, along with reduced equity valuations, pose risks that could adversely affect our business. For instance, economic instability has previously resulted in the financial weakening of several clients, leading to the postponement of their capital market endeavors. Should such volatility persist, we may encounter increasing pressure on transaction volumes. Therefore, predicting the potential impact of worsening macroeconomic conditions on our financial outcomes is challenging. The level of engagement in the financial printing and corporate services sector, which includes the financial transactions and associated compliance requirements our services support, is vulnerable to numerous factors beyond our control, such as interest rates, regulatory changes, overall economic conditions, the competitive landscape of our clients, business trends, terrorism, and political shifts. Additionally, a sluggish economy could impede our ability to collect payments owed by clients. Delays or defaults in client payments could heighten our credit risk exposure and lead to bad debt write-offs. Adverse conditions or changes in any of these factors could detrimentally affect our operational results, financial health, and cash flow.

There is no assurance that our customers will continue to retain our services.

We offer our services to clients on an individual project basis and typically do not enter into long-term contracts with them. As a result, the work our clients commission us for can fluctuate, and they are under no obligation to hire us for future projects. There is no assurance we will be able to retain enough clients to sustain our current financial performance. Our ability to keep existing clients and attract new ones depends on various factors, such as the quality of our services, our marketing efforts, market demand for our offerings, and industry competition, many of which are beyond our control. Consequently, we might face challenges in maintaining our client base or attracting new business, which could lead to adverse variations in our operations and financial results.

Customer retention, especially during periods of reduced transactional volume, is a critical component of our strategic business plan. There is no guarantee that our customers will continue to utilize our services to fulfill their ongoing needs, particularly in the face of offerings from competitors. Various factors may contribute to a decline in our customer retention rates, including:

●	Our inability to demonstrate the value of our services to customers;

●	The pricing, performance, and functionality of our services;

●	The availability, pricing, performance, and functionality of competing products and services;

●	Clients discontinuing the use of or anticipating a decreased need for our services in their operations;

●	Consolidation within our customer base;

●	The impact of economic downturns and global economic conditions; or

●	Reductions in our customers’ spending levels.

If our retention rates are lower than expected or decline for any reason, it may result in a decrease in our sales and adversely affect our profitability. Such outcomes could negatively impact our results of operations, financial position, and cash flow.

The quality of our customer support and service offerings is paramount to our clients, and any failure to maintain high standards could result in clients discontinuing the use of our services, potentially leading to a decline in our sales.

Providing quality customer support is essential for the successful promotion of our services. If we are unable to deliver a level of customer support and service that meets or exceeds our clients’ expectations, we may experience adverse consequences, including loss of clients and market share, inability to attract new customers, increased costs associated with service and support, and diversion of resources. Such outcomes could have a negative impact on our results of operations, financial position, and cash flow.

We are exposed to credit risks with our customers.

We are exposed to credit risks from our customers. We do not have access to all the information necessary to form a comprehensive view on creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experience any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

Our revenue may experience fluctuations from period to period due to variations in the types of services required by our customers and the timing of project completions.

Our revenue can vary from period to period depending on the specific types of services requested by our customers. Additionally, the progress of our projects, particularly those related to listing documents and compliance documents, is subject to various factors beyond our control, such as obtaining clearance from respective regulators. These factors can impact the cash flows generated from our operations. Any delays in the completion of our projects may result in deferred payments from our customers, thereby adversely affecting our cash flow and results of operations. If projects remain incomplete after a substantial amount of time and costs have been incurred by our Group, our results of operations and financial position may be adversely affected.

Our failure to maintain the confidentiality, integrity, and availability of our systems, software, and solutions could seriously damage our reputation and affect our ability to retain customers and attract new business.

Ensuring the confidentiality, integrity, and availability of our systems, software, and work processes is critical to our operations and to our customers and users, who rely on our services for preparing financial printing deliverables, regulatory filings, and for storing and exchanging substantial volumes of proprietary and confidential information, including material non-public information. Maintaining effective and up-to-date security measures requires significant capital expenditures. Despite having backup capabilities for all critical systems and facilities, certain emergencies or contingencies, such as a computer virus attack, natural disaster, widespread power outage, or terrorist attack, could temporarily disrupt our operations and computer systems.

The inadvertent disclosure of information stored on our systems due to human error, security breaches through hacking or cybercrime, or leaks resulting from employee misconduct could severely damage our reputation and cause significant reputational harm to our clients. Techniques used to gain unauthorized access to, or to sabotage, systems evolve rapidly and are often undetected until executed. As with all software solutions, our software may be vulnerable to such attacks. These attacks could disrupt the proper functioning of our IT infrastructure, introduce errors in the output of our clients’ work, allow unauthorized access to sensitive, proprietary, or confidential information, and result in other undesirable or destructive outcomes.

Furthermore, during our production process, third-party service providers may access confidential customer information, exposing us to additional risks of information leaks or breaches of confidentiality obligations. An actual or perceived information leak or security breach could result in significant reputational damage, loss of clients, legal actions, and potential liability, any of which could materially and adversely affect our financial performance.

We engage our suppliers on an individual project basis for some of our translation and printing works, and their failure to meet our requirements may affect the quality of our services.

We engage our suppliers on an individual project basis and do not enter into long-term agreements with them. Consequently, the availability and willingness of our suppliers to provide services to us are only known when we request their services. We cannot guarantee that we will be successful in maintaining our working relationships with our suppliers. Additionally, we do not have direct control over the prices charged by our suppliers. Our suppliers typically have prescribed price lists, which are revised periodically. We cannot ensure that we will be able to secure quotations at current price levels for our outsourced works in the future. In the event that our suppliers refuse or are unavailable to provide services to us or significantly increase their prices, we may be unable to provide timely services to our customers or meet their requirements if we cannot engage alternative service providers at a reasonable price. Furthermore, we may incur additional operational costs, which may not be passed on to our customers. Consequently, our operations, business, reputation, and profitability may be adversely affected.

We have no control over the operations of our suppliers and cannot guarantee we will be able to monitor their work as directly and effectively as monitoring our own staff. Our suppliers may fail to meet our requirements, such as the turnaround speed and quality of work, which may lead to our failure to provide timely and quality services to our customers. Any failure of our suppliers to meet our requirements or schedule may materially and adversely affect our reputation and operational results. If our suppliers fail to meet our expectations or provide services, and we receive complaints from our customers, we may incur litigation costs and possible damages, which would adversely and materially affect our financial performance.

Our business may be adversely affected by the emergence of new technologies enabling clients to independently produce and file documents.

Our operations may face negative impacts as clients explore options to independently produce and file regulatory documentation and adopt technologies that facilitate this process. For instance, clients and their financial advisors may turn to web-based services that allow autonomous filing and distribution of reports and announcements required under the HK Listing Rules, HKSFO, prospectuses, and other materials, thereby replacing our ESS filing services. Should technologies continue to advance, granting clients the capability to autonomously produce and file documents to fulfil their regulatory obligations, and should we fail to develop competitive products or services to counter these new technologies, our business may be adversely affected by clients opting for these alternative solutions, including self-service or self-filing methods.

Our operations may be interrupted by malfunctioning or deficiencies with our IT infrastructure.

Our operations depend largely on the reliability and integrity of our IT infrastructure, which involve electronically (i) receiving instructions from our customers and/or their professional advisers; (ii) providing our services such as typesetting and proofreading, translation, and designing; (iii) circulating the prepared deliverables to our customers; and (iv) making e-Submissions for our customers and/or uploading the documents to other websites designated by our customers. Accordingly, any interruption to our IT infrastructure may disrupt our operations and the continuous provision of our services.

We also rely on our IT infrastructure to secure the confidential and price-sensitive information we handle from unauthorized access. We cannot guarantee we will maintain the performance, reliability, and security of our IT infrastructure. We may experience unexpected network interruptions, security breaches, or other system malfunctions, which may lead to leakage of such confidential and price sensitive information, and interruptions to the provision of our services. In such events, we may be susceptible to liabilities, such as complaints, claims or legal actions, which may also adversely affect our reputation and our business.

Our operations and provision of services may be disrupted if our office premises or our IT infrastructure are required to suspend operations due to the occurrence of events such as fires, power loss, hardware and software failures, terrorist attacks or other natural or man-made disasters. If such event happens and we are unable to respond promptly, we may have to suspend our operations and accordingly, our business may be adversely affected and may also negatively affect the confidence of our customers in us.

Incorporating generative AI technologies on our business may present certain risks that could impact our business, operations, and financial condition

While we plan to incorporate generative AI technologies on our business, it also presents certain risks that could impact our business, operations, and financial condition. Misinterpretations or technical errors within the AI system may result in inaccuracies in client documents, leading to potential liabilities. Additionally, the substantial data requirements for AI functionality raise concerns regarding the handling of sensitive client information, which poses inherent security and privacy risks; breaches or unauthorized access to AI-generated documents could damage our reputation and incur legal consequences. Furthermore, there is a danger that clients might overestimate the capabilities of our AI system, mistakenly expecting it to provide substantive legal or regulatory advice, such misunderstandings could strain client relationships and result in disputes. Compounding these challenges, global laws, regulations, and standards — including privacy regulations and data localization requirements — could change rapidly in the future, potentially limiting the use and adoption of generative AI technologies in our business model. These evolving laws may also be interpreted in ways that conflict with our existing data processing practices. We may need to implement a robust internal review process and continuously monitoring our AI systems, ensuring that AI serves to enhance, rather than replace, the human expertise that is central to our services.

Some of our systems and services are developed by third parties or supported by third-party hardware and software, and our business and reputation could suffer if these third-party systems and services fail to perform properly or are no longer available to us.

Certain systems and services we provide are developed by third parties or rely on hardware purchased or leased, and software licensed from third parties. The continued availability of these systems and services, as well as the hardware and software necessary for their operation, is not guaranteed on commercially reasonable terms, or at all. Any loss of the right to use this hardware or software could cause delays in the provisioning of our services, negatively impacting our business until we develop equivalent technology or identify, obtain, and integrate alternative solutions, if available. Additionally, our hardware vendors or software licensors may increase their prices, adversely affecting our business, operating results, and financial condition. Transitioning to new hardware vendors or software licensors could also detract management’s focus from ongoing operations and cause operational delays.

Furthermore, third-party software underlying our services may contain undetected errors or bugs. We may be required to delay the commercial release of our services until any identified issues are resolved, and in some cases, we may need to implement enhancements or modifications to correct errors that are not detected until after deployment. Such delays and modifications could adversely affect our business, reputation, and financial performance.

Failing to keep pace with technological advancements and evolving client needs could adversely affect our business. If we are unable to effectively develop, launch, or integrate new services or enhancements to our platforms, systems, or applications, it may harm our reputation, reduce our sales, and negatively impact our operating income.

Our success in attracting new customers and increasing sales to existing ones heavily depends on our ability to improve and enhance our current services, as well as introduce new functionalities either through acquisitions or internal development. Our financial performance could suffer if our IT infrastructure does not meet our clients’ requirements, is not synchronized with market opportunities, or is not efficiently launched.

When developing new services or upgrading existing ones, there is no guarantee these services or upgrades will be released on time or will be free from defects due to poor planning, execution, or other issues during development. If such problems occur, we could face negative publicity, damage to our reputation, loss of net sales, delays in market acceptance, or client claims against us. Moreover, significant investments in upgrades and enhancements may not yield a sustainable competitive edge. If clients do not widely adopt our services or innovations, the investments we have made may not be justified.

Should we fail to develop, license, or acquire new solutions or enhancements to our current services in a timely and cost-effective manner, or if our new or enhanced solutions do not gain market acceptance, our business, operational results, and financial condition could be materially and negatively impacted.

Our insurance coverage may be inadequate to protect us from potential losses.

We have insurance to cover certain potential risks and liabilities. We provide work-related injury insurance for our employees and property all risks insurance for our office facilities. However, we do not maintain professional liability insurance that includes coverage on any negligence in the preparation of financial printing and corporate services materials, translation, information leakage, breach of confidentiality obligations and cybersecurity incidents. Although we have not experienced such incidents in the past, if these incidents were to occur, there can be no assurance that insurance coverage will be available, responsive, or that available coverage will be sufficient to cover losses and claims related to such incidents we may experience.

There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Our final billings to our customers may differ from the initial quotations and we may encounter disagreements with our customers in relation to the final billings.

Our customers may on occasion request additional services, such as overtime services, and accordingly our respective final billings may differ from the initial quotations we provided. Additional charges may also be incurred due to increases and variations in the requirements of our customers in relation to the specifications of the documents after commencement of the projects including the quantity and number of pages of printed documents and the use of out-of-pocket expenses. We have specified in our agreements with our customers the types of services that require additional charges and in the event that our customers request additional services or services outside the scope of services stated in the agreements, we usually request confirmations or acknowledgements from them prior to providing those services. However, we cannot guarantee that our customers would not disagree on the sum charged in the final billings. Our customers may refuse to pay the additional charges, which may affect our cash flow and financial performance.

Our business is subject to seasonality.

Our business has experienced seasonality. The demand of our services depends on the HK Listing Rules requirements on periodic reporting of financial performance. During the years ended September 30, 2025, 2024 and 2023, we experienced higher demands for our services in the second quarter of each calendar year as companies listed on the HK Stock Exchange were required to publish their annual report within a few months after the end of their financial year-end, which generally coincide with the month of December. Accordingly, the demand for our periodical documents during such peak periods is generally higher and our financial performance may be better than the other seasons and may not accurately indicate our overall performance for the entire year. During non-peak seasons, we face certain fixed-cost expenses, such as rental and staff expenses, thereby our financial performance may be affected if there is less demand for our services during the relevant non-peak periods.

Undetected errors or failures in our services could lead to a loss of or delay in market acceptance, potentially causing significant harm to our business.

Our services and deliverables, especially when involving typesetting and translation tasks, may contain undetected errors at various stages of the process. We employ rigorous quality assurance procedures to ensure our deliverables meet customer needs and requirements. However, despite these procedures, errors may go unnoticed until after the services have been delivered to customers. This could result in a loss of or delay in market acceptance, harm to our reputation, client dissatisfaction, and a reduction in net sales and margins, all of which could adversely affect our business.

Our business may be affected by the changes to the rules and regulations governing the companies listed on the HK Stock Exchange.

Our customers primarily comprise companies listed on the HK Stock Exchange, which are obligated to adhere to various reporting requirements mandated by the HK Stock Exchange’s rules and regulations. These requirements are subject to periodic amendments and updates. Any such changes can impact the demand for our services, consequently affecting our business operations and financial performance.

For instance, the reforms to the GEM Listing Rules, effective January 1, 2024, eliminated the quarterly reporting requirements for GEM issuers. Instead, these issuers’ financial reporting schedules have been aligned with those of Main Board issuers. This regulatory shift may lead to a reduction in the frequency and volume of reporting services needed by our clients, thereby potentially decreasing the demand for our services.

Moreover, as regulatory frameworks continue to evolve, further modifications could be introduced, which might diminish the necessity for external reporting and compliance services. Such developments could result in decreased utilization of our offerings, posing a risk to our revenue stream and profitability.

We currently do not own the property on which we carry out our business, and we are exposed to the risks associated with the commercial real estate rental market.

The property occupied by us for our office and business purposes is leased from an independent third party. The term of the existing tenancy is 3 years, expiring on March 31, 2027. Consequently, we are susceptible to rental fluctuations from time to time. Should there be a significant increase in the rental expenses for our existing leased properties, our operating expenses and pressure on our operating cash flows will increase, thereby materially and adversely affecting our business, results of operations, financial position, and prospects.

Additionally, there is no assurance we will renew the tenancy for the relevant premises on commercially acceptable terms, or at all. There is also no assurance that such tenancy will not be terminated before its expiration. Termination of our lease may occur beyond our control, such as breaches of agreements by the lessor of the premises. In such cases, we may need to relocate to another location, and additional costs would be incurred, adversely affecting our results of operations.

Furthermore, any disruption to our business operations due to relocation could lead to loss of productivity, interruption of services to our customers, and potential reputational damage. Finding suitable alternative premises on short notice may also be challenging and may come at a higher cost. These factors could collectively impair our ability to operate efficiently, thus negatively impacting our financial performance and overall business stability.

The commercial real estate rental market is influenced by various external factors, including economic conditions, changes in property market dynamics, and regulatory developments. Any adverse changes in these factors could further complicate our leasing situation, making it more difficult to secure favorable terms for our office space. Consequently, maintaining our current property or relocating to a new one may involve substantial financial and operational challenges, potentially hindering our growth and profitability.

Our business is dependent on information technology and is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.

We rely on information technology to maintain our electronic systems and database in the course of our business operations. Our suppliers’ and customers’ information, financial communications of our clients are electronically recorded in our systems. While we take measures to ensure the security of our information technology systems, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, hacking and break-ins, cyber-attacks and similar events. The occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, disable our ability to handle the orders of customers efficiently or at all, and adversely impact our customer service, volumes, and revenues and result in increased cost.

Furthermore, threats to information technology systems, including as a result of cyberattacks and cyber incidents, continue to grow. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to our data, and the unauthorized release, corruption, or loss of our data and personal information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems or other electronic security, including with our property and equipment.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships, and our reputation.

While we continue to make efforts to evaluate and improve our systems and particularly the effectiveness of our security program, procedures, and systems, it is possible that our business, financial, and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or which we cause third-party service providers to implement, will be sufficient to protect our systems, information, or other property. Additionally, customers or third parties upon whom we rely face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber incident or attack could have a material adverse effect on our business, financial condition, and results of operations.

Assertions by a third party that we have infringed, misappropriated, or otherwise violated their intellectual property could subject us to costly and time-consuming litigation and adversely impact our business.

While we take measures to ensure that our business does not infringe the intellectual property of third parties, third parties have asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their patents or other intellectual property rights. There may be intellectual property rights held by others, including issued or pending trademarks or patents, that cover significant aspects of our operations, and we cannot assure you that we are not infringing, misappropriating, or violating, and have not infringed, misappropriated, or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, as we face increasing competition and become increasingly visible as a publicly-traded company, or if we become more successful, the possibility of new third-party claims may increase.

Furthermore, as we are engaged in the provision of financial printing and corporate services which involve production of printed materials as well as publication of materials in both printed and electronic form. Such services are subject to intellectual property protection.

In the event of disputes over the use of any intellectual property in our services, there is a risk that claims may be made against us for intellectual property infringement. Any claim that we have violated intellectual property or other proprietary rights of third parties, with or without merit, could be time-consuming and costly to address and resolve, could divert the time and attention of management and technical personnel from our business, could place limitations on our ability to deliver our services to customers within the required timeframe. Also, we could be required to pay substantial monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s intellectual property rights. We may also be required to enter into a royalty or licensing agreement that could include significant upfront and future licensing fees, which efforts may not be timely or prove successful at all and require us to indemnify customers or other third parties. Royalty or licensing agreements may be unavailable on terms acceptable to us, or at all. Any of these events could have a material adverse effect on our business and our results of operations.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, the Company and ANPA (HK) are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost.

Increasing labor costs and labor shortages in our industry may affect our business, financial condition, and results of operations.

As of September 30, 2025, we had 32 employees. We intend to hire additional staff in Hong Kong and the U.S. to facilitate our expansion plans.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions (such as the U.S.) are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including a mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties.

Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits, and employee headcount. We and our service providers compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive salaries and benefits compared to them.

Since we operate in a labor-intensive industry, we may face a shortage of labor in the future or experience increasing labor costs. If we fail to recruit sufficient staff or retain our existing employees at an acceptable cost, we may not be able to shift the extra costs to our customers due to their bargaining power or the competitive pricing model adopted by our competitors. Therefore, the increase in labor costs and labor shortage may adversely impact our business, expansion plans, financial condition, and results of operations.

Intense market competition may continue to create adverse price pressures.

The financial printing and corporate services industry is highly competitive. Management expects that competition will increase from existing competitors, as well as new and emerging entrants. Additionally, as we expand our service offerings, we may face competition from new and existing competitors. As a result, competition may lead to additional pricing pressure on our services, which could negatively impact our results of operations, financial position and cash flow.

We may not be able to attract and retain our core management team and other key personnel for our operation.

Our success and growth depend on our on the knowledge, experience, and expertise of our management team, who is responsible for overseeing financial condition and performance, sales and marketing, operational process, and business strategy formulation, as well as the ability to identify, hire, train, and retain suitable, skilled, and qualified employees. In particular, each of Mr. Ka Wo, NG, our Chairman of BOD and Mr. Tsz Keung, CHAN, our Chief Executive Officer has more than 8 years of experience in the financial printing services industry in Hong Kong. See “Management.” Mr. NG and Mr. CHAN made significant contributions to our success and have indispensable value in guiding our future development. There is no assurance we will be able to continue to retain the services of any or all of our management team and key personnel, particularly our customer service, technical and sales personnel. If any of these personnel is unable or unwilling to continue to serve in his or her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result. Our business operation is generally manual in nature, and any deterioration of labor relations may adversely affect our operational stability and efficiency. We cannot give any assurance that favorable labor relations can be maintained. Any industrial action or strike by our labor force beyond our control may also cause temporary or prolonged disruption to our business operation.

The Company may incur significant losses, and there can be no assurance that the Company will ever become a profitable business.

During the years ended September 30, 2025, 2024 and 2023, we had a net profit of US$132,934, US$820,393 US$806,296, respectively. There is no assurance the Company may continue to maintain a profit from its operation. Its ability to become and/or remain profitable depends in material part on success in growing and expanding the Company’s products and services. There can be no assurance this will occur. Unanticipated problems and expenses often encountered in offering new and unique services may impact whether the Company is successful. Furthermore, the Company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, insurance, legal or regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance the Company will remain profitable. If the Company sustains losses over a period of time, it may be unable to continue in business.

The Company’s future revenue and operating results are unpredictable and may fluctuate significantly.

It is difficult to accurately forecast the Company’s revenues and operating results, and they could fluctuate in the future due to several factors. These factors may include acceptance of the Company’s products and services; the amount and timing of operating costs and capital expenditures; competition from other market venues or services that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements.

Despite our diversification efforts to generate revenues from printing financial documents for listed issuers’ annual and interim regulatory compliance, and not limiting our financing printing business to IPOs, our business remains susceptible to evolving market practices in light of regulatory developments. These emerging trends include postings of documents on Internet web pages, the removal of mandatory quarterly reporting rules, the trend towards “paperless listings” and electronic delivery of offering documents including “online roadshows”, which may adversely affect the overall demand for printed financial documents and reports.

The Company’s operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

We may be unable to implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within our industry; our ability to cope with high exposure to financial, operational, market, and credit risk as our business and customer base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing our customers. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected. As all of our revenue and profit is derived from our financial printing and corporate services, to the extent that any diversification efforts into new fields that complement our financial printing business prove unsuccessful, our business performance could be materially adversely affected by volatile swings in capital market activity that directly impact the demand for our services.

We may pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in liabilities of the acquired companies and significant transaction costs, and may also present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We may need to raise additional capital to support its operations.

We may require additional financing over time, the amount and timing of which will depend on several factors, including the pace of expansion of our opportunities and customer base, the scope of product development to be undertaken, the need to respond to customer demands for improved product offerings and services, the cash flow generated by operations, the extent of losses related to identified risk factors, and unanticipated expenditures. We cannot fully predict the extent to which it will require additional financing. There can be no assurance regarding the availability or terms of such financing. Any new investor may require future debt financing or issuance of preferred equity by us to be senior to shareholders’ rights, and any future equity issuance could dilute the value of our shares.

Natural disasters, acts of war, and other catastrophic events may adversely affect our operations.

Natural disasters, acts of God, wars, epidemics, material interruptions in service, or stoppages in transportation, as well as other events that are beyond our control, can have adverse effects on local economies, infrastructures, airports, port facilities, and international trade. Such events can also result in the closure of ports or airports and disruptions to raw material flows. Major earthquakes, weather events, cyberattacks, heightened security measures (actual or threatened), terrorist attacks, strikes, civil unrest, pandemic, or other catastrophic events may also cause a disruption or failure of our systems or operations thereby causing delays in providing services or performing other critical functions. In such an event, our business, financial condition, and results of operations may be adversely affected.

Risks Related to our Ordinary Shares

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced it adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments apply to registrants the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and the PCAOB determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the CSRC and the MOF of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in Mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in Mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor. Our auditor, Wei, Wei & Co., LLP, headquartered in New York, has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in Mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Wei, Wei & Co., LLP to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA Act, as the same may be amended, or if the agreement between the PCAOB and the CRSC on August 26, 2022 does not succeed, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCAA Act. If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and the AHFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.

The HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines a company filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the HFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

Despite that we have a U.S.-based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the company and investors if it is later determined the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include, but are not limited to that trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

You must rely on price appreciation of our Ordinary Shares for return on your investment because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our BOD.

Our BOD has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our BOD. In either case, all dividends are subject to certain restrictions under the BVI law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our BOD decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial conditions, contractual restrictions and other factors deemed relevant by our BOD. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. Please refer to the section titled “Dividend Policy” section for more information.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation Fair Disclosure.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a foreign private issuer, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently we follow BVI corporate governance practices in lieu of the corporate governance requirements of the Nasdaq, including (i) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (ii) Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein. Save as aforementioned, we do not plan to rely on other home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

There is no assurance we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Ordinary Shares to significant adverse U.S. income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there is no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq Capital Market detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups (“JOBS”) Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our BOD or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this annual report. In particular, in this annual report, we only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of the initial public offering.

You should read the entire annual report carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.

We wish to emphasize to prospective investors that we do not accept any responsibility for the accuracy or completeness of the information contained in any press articles or other media coverage regarding us, and such information that was not sourced from or authorized by us. We make no representation to the appropriateness, accuracy, completeness or reliability of any information contained in any press articles or other media coverage about our business or financial projections, share valuation or other information. Accordingly, prospective investors should not rely on any such information and should rely only on information included in this annual report in making any decision as to whether to invest in our Ordinary Shares.

Item 4. Information on the Company

4.A. History and Development of the Company

Rich Sparkle Holdings Limited is a holding company incorporated under the laws of the British Virgin Islands with limited liability. As a holding company with no material direct operations of our own, we conduct our operations as a professional specialist in the provision of financial printing services such as printing, typesetting and translation, advisory services including Environmental, Social and Governance (“ESG”) and internal control reporting services and other services including standalone annual general meeting and extraordinary general meeting supporting service and other standalone services, through ANPA Financial Services Group Limited (the “ANPA (HK)”), our sole operating subsidiary in Hong Kong.

ANPA (HK) was founded in 2016. We are a financial printing services provider which specializes in designing and printing high quality financial print materials in Hong Kong. In our operating history of more than eight years, we started offering a comprehensive solution in typesetting, proofreading, translation, design, and printing, ensuring comprehensive support for all stages of document preparation to Hong Kong listed companies and companies that are preparing for their initial listing on the HK Stock Exchange. Our service portfolio covers a myriad of deliverables, mainly including listing documents, financial reports, fund documents, circulars and announcements. We offer to our customers a wide range of convenient and quality financial printing services, from typesetting, proofreading, translation, design and printing. In addition, we also offered advisory services which could cater for our customers’ different requirements, such as conducting internal control assessment and environmental, social and governance performance evaluation as well as other services including provision of co-working space at our leased office located at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, for our customers mainly to conduct meetings and conferences.

We rely on dividends and other distributions on equity by our subsidiary to fund any cash and financing requirements we may have. The PRC laws and regulations do not currently have any material impact on transfers of cash from the Company to our subsidiary in Hong Kong or from our subsidiary in Hong Kong to the Company, our shareholders and U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary’s ability by the PRC government to transfer cash or assets out of Hong Kong. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. See “Risk Factors — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless”.

Corporate History

Rich Sparkle was incorporated under the law of the BVI on January 2, 2024. It is a holding company and not engaged in any business. Under its memorandum of association, Rich Sparkle is authorized to issue 50,000,000 Ordinary Shares, with no par value each, of which 12,500,000 Ordinary Shares are issued and outstanding as of September 30, 2025. The registered office of Rich Sparkle is at Aegis Chambers, 1st Floor, Ellen Skeleton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola VG1110, BVI.

Lore Heaven Holdings Limited (the “Lore Heaven”) was incorporated under the law of the BVI as the intermediate holding company of ANPA (HK), on February 23, 2024 as part of the reorganization. Lore Heaven is wholly-owned by Rich Sparkle.

ANPA (HK) was incorporated on March 1, 2016 under the laws of Hong Kong. ANPA (HK) is our operating entity and is indirectly wholly-owned by Rich Sparkle through Lore Heaven.

On May 28, 2024, 1 Ordinary Share was issued to Mr. Ka Wo, NG. The 1 Ordinary Share was transferred by Mr. Ka Wo, NG to Superb on June 3, 2024.

On June 26, 2024, Rich Sparkle and FCGM Strategic Investment Pte. Ltd. (“FCGM”), a company incorporated in Singapore, entered into a subscription agreement (“Subscription Agreement”), pursuant to which, Rich Sparkle agreed to issue and sell and FCGM agreed to subscribe and purchase 25 Series A Preferred Shares for HK$8,000,000 ($1,026,000). Pursuant to the Subscription Agreement, the Series A Preferred Shares held by FCGM shall automatically convert to Ordinary Shares on a 1:1 basis, upon the U.S. SEC having indicated no further comments on the registration statement of Rich Sparkle. Accordingly, 25 Series A Preferred Shares were issued to FCGM on July 16, 2024, and 99 Ordinary Shares were issued to Superb on the same day.

On July 31, 2024, Superb entered into a sale and purchase agreement (“Sale and Purchase Agreement”) with Next International Enterprises Limited, a company incorporated in the BVI. Pursuant to the Sales and Purchase Agreement, Superb is to sell, and Next International Enterprises Limited is to acquire, 4.8% equity interests in Rich Sparkle, for HK$983,848 (US$125,924). On the same date, Superb executed the instrument of transfers whereby Superb transferred 6 Ordinary Shares, out of its 100 Ordinary Shares, to Next International Enterprises Limited.

On March 27, 2025, the 25 Series A Preferred Shares owned by FCGM were converted into 25 Ordinary Shares on a 1:1 basis.

On March 27, 2025, Rich Sparkle redesignated each issued and unissued Series A Preferred Share into 25,000 Ordinary Share (“Share Redesignation”), such that the maximum number of shares the Company is authorized to issue became 50,000 ordinary shares with no par value each. On the same day, following the Share Redesignation, Rich Sparkle subdivided each issued and unissued Ordinary Share into 1,000 shares with no par value each, and all the subdivided shares shall be ranked pari passu in all respects with each other (“Share Subdivision”), such that Rich Sparkle will become authorized to issue a maximum of 50,000,000 ordinary shares with no par value each. As a result of the Share Redesignation and the Share Subdivision, Rich Sparkle adopted the Memorandum and Articles of Association on March 27, 2025 and register the Memorandum and Articles of Association with the Registry of Corporate Affairs of the British Virgin Islands on March 28, 2025. Immediately after completion of the registration of the Memorandum and Articles of Association, Rich Sparkle cancelled the 125 Ordinary Shares in issue and re-issued 125,000 Ordinary Shares in aggregate to its shareholders as a consequence of the Share Redesignation and the Share Subdivision, whereby 94,000 Ordinary Shares, 25,000 Ordinary Shares and 6,000 Ordinary Shares were re-issued to Superb, FCGM and Next International Enterprises Limited, respectively. Immediately thereafter, Rich Sparkle further issued an aggregate of 11,125,000 Ordinary Shares to its shareholders on a pro rata basis proportional to the shareholders’ then existing equity interests (collectively refers as the “Pro Rata Share Issuance”), whereby 8,366,000 Ordinary Shares, 2,225,000 Ordinary Shares and 534,000 Ordinary Shares were issued to Superb, FCGM and Next International Enterprises Limited, respectively, which has been treated as a share split. Upon completion of the Pro Rata Share Issuance, Rich Sparkle is owned as to 8,460,000 Ordinary Shares, 2,250,000 Ordinary Shares and 540,000 Ordinary Shares by Superb, FCGM and Next International Enterprises Limited, respectively.

All references to the number of ordinary shares and per-share data in the accompanying CFS have been retroactively adjusted to reflect such issuance of shares. After the Pro Rata Share Issuance, 11,250,000 Ordinary Shares are issued and outstanding.

Completion of the Initial Public Offering

The shares of the Company began trading on the Nasdaq Capital Market on July 8, 2025, under the ticker symbol “ANPA”. The Company consummated its initial public offering of 1,250,000 ordinary shares. As a result, the Company has raised aggregate gross proceeds of US$5,000,000 in the initial public offering, prior to deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

As of September 30, 2025, 12,500,000 Ordinary Shares were issued and outstanding.

Corporate Structure

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this Annual Report. The percentages shown on the following chart represent percentages of equity ownership:

Subsidiaries and Business Functions

Lore Heaven Holdings Limited (“Lore”), a wholly-owned subsidiary of the Company, is a company incorporated in the BVI with limited liability on February 23, 2024. Lore has share capital of $1 and is an investment holding company with no operations.

ANPA Financial Services Group Limited (“ANPA”), a wholly-owned subsidiary of Lore, is a company incorporated in Hong Kong with limited liability on March 1, 2016 with share capital of HK$1 ($0.13). ANPA is a professional financial printing services provider in Hong Kong with over eight years experience in (i) financial printing, (ii) advisory and (iii) other services.

Corporate Information

Our principal executive office is at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, and our phone number is +852 3152 1600. Our registered office in the BVI is located at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, BVI. We maintain a corporate website at anpa.com.hk. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. We appointed Cogency Global Inc., at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the US.

4.B. Business Overview

Our mission is to become a world-renowned financial printing and corporate services provider and offer customers around the globe with unparalleled user experience.

Founded in 2016, we are a financial printing and corporate services provider which specializes in designing and printing high quality financial print materials in Hong Kong. Our service portfolio covers a myriad of deliverables, mainly including listing documents, financial reports, fund documents, circulars and announcements. We offer to our customers a wide range of convenient and quality financial printing services, from typesetting, proofreading, translation, design and printing. In addition, we also offered advisory services which could cater for our customers’ different requirements, such as conducting internal control assessment and environmental, social and governance (“ESG”) performance evaluation as well as other services including provision of co-working space at our leased office located at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, for our customers mainly to conduct meetings and conferences.

Our portfolio of customers includes a diverse range of domestic and international companies listed on the Stock Exchange of Hong Kong (the “HK Stock Exchange”). These entities are required to comply with the stringent filing and reporting mandates as set out under The Rules Governing the Listing of Securities on the HK Stock Exchange, the GEM Listing Rules on the HK Stock Exchange (collectively known as the “HK Listing Rules”), and the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong, the “HKSFO”). In addition, we provide services to companies that are preparing for their initial listing on the HK Stock Exchange.

Our customers must adhere to the reporting obligations stipulated by the HK Stock Exchange, which involves using the e-Submission system (ESS) for their filings. This system requires precise and timely disclosures, all of which must be formatted according to the specific guidelines laid down by the HK Stock Exchange. Our expertise in financial printing services is instrumental in helping customers prepare these essential documents and disclosures in compliance with the ESS requirements. Our team is highly skilled and experienced in managing this process efficiently alongside listed companies. Our financial printing services go a step further by enabling our customers to present their disclosures in a manner that reflects their corporate ethos and branding, thereby enhancing the clarity and impact of their communications.

Our listed corporate customers may be subject to various evaluation obligations, including to evaluate its compliance of the Corporate Governance Code and Environmental, Social and Governance Reporting Guide under the HK Listing Rules and the adequacy and effectiveness of internal control system and risk management. As part of our corporate services, we assist our customers to conduct the requisite assessment and evaluation and provide our evaluation reports to them.

Furthermore, our services extend beyond basic compliance. We offer strategic advice to optimize the reporting process, ensuring that our customers not only meet regulatory requirements but also convey their financial narratives compellingly. Our local teams are dedicated to providing exceptional service, setting benchmarks for reliability and convenience in the financial printing services industry. We pride ourselves on our ability to deliver tailored solutions that cater to the unique needs of each client, ensuring their corporate disclosures are both accurate and visually appealing.

Our revenue increased from approximately US$5.9 million for the year ended September 30, 2024 to approximately US$6.2 million for the year ended September 30, 2025, an increase of 5.1%; while our profit before tax decreased from US$958,424 to US$188,153 in the corresponding periods, a decrease of 80.4%. Our revenue decreased from approximately US$6.3 million for the year ended September 30, 2023 to approximately US$5.9 million for the year ended September 30, 2024, a decrease of 6.3%; while our profit before tax decreased from US$963,596 to US$958,424 in the corresponding periods, a decrease of 0.5%.

Our competitive strengths

Experienced and capable management team

Mr. Ka Wo, NG, our Chairman of BOD, has more than 8 years of experience in the financial printing services industry in Hong Kong. Mr. Tsz Keung, CHAN, our Chief Executive Officer, has more than 8 years of experience in the financial printing services industry in Hong Kong and more than 10 years of experience in the related fields of business development and management. Mr. NG and Mr. CHAN both play a vital role in overseeing the overall business, strategic development and major decision making within our Group. Our management team is further bolstered by individuals with extensive expertise in the financial printing services industry. We believe that under the leadership of our executive director and senior management, we are well-positioned to maintain competitiveness and capture market opportunities.

Wide range of convenient and quality financial printing and corporate services

We offer an extensive range of financial printing and corporate services designed to meet the diverse demands and requirements of our customers. Our services encompass typesetting, proofreading, translation, design, and printing, ensuring comprehensive support for all stages of document preparation. Beyond these essential services, we offer advisory services such as conducting internal control assessment and ESG performance evaluation as well as providing other services including provision of co-working space at our leased office located at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, for our customers mainly to conduct meetings and conferences. These services are all tailored to cater to the unique needs of our customers, facilitating seamless collaboration and productivity.

Our commitment to excellence is reflected in the rigorous quality control and inspection measures we implemented throughout our production process. These multiple checkpoints ensure that every document we produce meets the highest standards of accuracy and professionalism. By integrating advanced technologies and meticulous attention to detail, we guarantee that our financial printing and corporate services consistently deliver exceptional quality, reliability, and precision.

Furthermore, our team of experienced professionals is dedicated to providing personalized service, working closely with customers to understand their specific requirements and deliver solutions that exceed their expectations. Whether handling complex regulatory filings, shareholder communications, or corporate reports, we strive to enhance the impact and effectiveness of every document we produce.

In-house creative and design team

Our in-house creative and design team possesses outstanding creativity and executional capabilities. Tailored to each customer’s specific needs, we have the expertise to transform the branding and strategic messaging of our clients into a wide range of design features, layouts, and formats and subsequently interpret and integrate them into our customized and finely crafted deliverables, ensuring a unique and impactful presentation every time. We firmly believe that our in-house creative and design team plays a crucial role in enhancing the quality of our deliverables, optimizing production lead times, and efficiently managing resources. Their innovative approach and meticulous attention to detail ensure that we consistently produce high-quality, visually appealing materials that exceed our customers’ expectations. By leveraging their talents, we are able to deliver customized solutions that not only meet but surpass the diverse demands of our customers, setting a new standard for excellence in our industry.

Large customer base

Leveraging our industry reputation and proactive customer relationship management, we have successfully established a broad and diverse customer base. For the years ended September 30, 2025, 2024 and 2023, we provided services to over 208, 190 and 160 customers listed on the HK Stock Exchange, respectively. This achievement is largely attributed to the extensive business network and dedicated efforts of our management and sales teams. Their strategic initiatives and commitment to excellence have enabled us to forge strong, lasting relationships with our customers, ensuring sustained growth and a robust market presence. Through their expertise and connections, we continue to attract and retain prestigious customers, reinforcing our position as a trusted leader in the industry.

Growth strategies

Incorporate generative AI features into our service modules

While we currently rely on traditional information technology in generating our deliverables, we recognize the transformative potential of generative AI in revolutionizing the way we deliver our services. We will be utilizing generative AI technologies, such as advanced natural language processing (NLP) and machine learning algorithms to generate text, data, and creative content based on existing information. Within our services, generative AI technologies will be deployed to enhance operational efficiency, improve accuracy, and support compliance functions by automating and optimizing tasks such as content generation, proofreading, error detection, and regulatory compliance checks. For instance, we intend to deploy AI-powered tools to automate the drafting and formatting of our deliverables, including prospectuses, annual reports, and regulatory filings. This will significantly reduce the time and effort required to prepare these documents, ensuring faster turnaround times for our customers. Generative AI will enable us to provide highly personalized content tailored to the specific needs and preferences of our customers. By analyzing historical data and client feedback, our AI systems will generate content that aligns with each client’s unique requirements. We plan to employ AI algorithms to detect and correct errors in our deliverables with high precision, this includes cross-referencing data for precision, which will reduce human error, enhance review speed, and allow our team to focus on more nuanced aspects of client documents. We also plan to use AI-driven processes to automate certain routine and repetitive tasks, such as data entry, proofreading, and document assembly. This will free up our staff to focus on more strategic and value-added activities, improving productivity and reducing operational costs. While our clients remain ultimately responsible for the substantive content of their regulatory filings, we aim to enhance the precision and accuracy of such filings with the use of generative AI technologies.

We plan to incorporate generative AI technologies in our business module through procurement from third-party information technologies vendors in or around mid-2025 and we expect the procurement costs would be approximately US$1.35 million in this regard.

Expand our global market presence

We expect that the demand for financial communications services will be soaring in the U.S. We plan to capitalize on the growth of the U.S. equity markets by expanding our business into the U.S., such as providing services to assist customers to prepare Exchange Act filings that are compatible with the SEC’s EDGAR system, and to prepare tagged files in the SEC-mandated XBRL format. We will tailor our products and services to fit into the U.S. equity markets and to conform with its regulatory requirements and electronic documentation. Given our established operation history, in-depth industry knowledge and strong client base, we developed expertise in navigating the regulatory frameworks governing securities and financial transactions in Hong Kong. This expertise would position us to effectively manage SEC submissions and filings, which demand strict timeliness and precise documentation. We believe we are well-positioned to cope with such expansion and to meet industry and client demands. Currently, we do not have any business presence in the U.S. To this end, we plan to set up new branches and offices in the U.S. and to recruit suitable and appropriate staff to support our expansion. We anticipate the costs for recruiting and maintain additional staff to be approximately US$0.9 million in this regard. We will also continue to explore potential opportunities in collaborating with industry participants and our service providers and fully utilize their resources and operational expertise to realize synergies. However, as we expand internationally from Hong Kong into new regions, we will likely need to comply with new requirements to compete effectively. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our solutions in certain jurisdictions or subject us to sanctions regulators, all of which could harm our business, financial condition and results of operations. Additionally, although we endeavor to have our services comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments, or our internal practices.

As at the date of this annual report, we do not have an exact timeframe for our expansion plan in the U.S.

Expand our service offering and broaden our market reach

We aim to selectively form additional strategic alliances with other industry players, including e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers, to expand our service offerings and broaden our market reach. By pursuing selective strategic investments, relationships, and acquisition opportunities, we seek to strengthen our market position and enhance our service capabilities. These strategic initiatives include forming alliances with key industry players and technology providers to leverage external expertise and access new markets. We are focused on identifying and pursuing acquisition opportunities that complement our existing capabilities and expand our industry presence. Although we have not yet identified specific targets for acquisitions, we aim to selectively identify suitable targets, such as e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers. Through these strategic investments, relationships, and acquisitions, we will continue to work with domestic and international business partners to grow our global coverage and broaden our service offerings in international markets. Our proactive approach reflects our dedication to growth and excellence in the financial printing services industry, ensuring that we remain at the forefront of innovation and deliver unparalleled value to our customers.

Our services

Our clientele mainly encompasses companies listed on the HK Stock Exchange and companies that are preparing for their initial listing on the HK Stock Exchange.

Services for customers already listed on the HK Stock Exchange

Our services for companies already listed on the HK Stock Exchange comprise financial printing, publication, distribution of financial communication materials, and corporate reporting services. Our services encompass a full spectrum of tasks, including typesetting financial communication materials, designing covers, layouts, and artwork, translation, uploading, printing, publishing, and distribution. Typical materials include announcements, quarterly and annual reports, circulars, and proxy forms. As part of our corporate services, we assist our customers to conduct internal control assessment and ESG performance evaluation. All our services are tailored to meet the unique needs of our listed corporate customers.

Our deliverables can be delivered in both printed and electronic formats. Electronic financial communication materials are meticulously prepared to meet the specifications set by the HK Stock Exchange and are published through the ESS system managed by the HK Stock Exchange. Additionally, we offer corporate reporting services, which involve the filing and submission of various corporate reporting forms to the HK Stock Exchange via the ESS system. These forms, while not intended for public circulation, are crucial for maintaining regulatory compliance.

Services for customers preparing for their IPO on the HK Stock Exchange

Our IPO financial printing services are tailored for both domestic and international companies aiming to list on the HK Stock Exchange. These services include comprehensive typesetting, designing the cover, layout, and artwork of the IPO prospectus, translation, uploading, printing, publishing, and distribution, all in accordance with the specific instructions of our clients. We ensure that every IPO prospectus we produce is not only compliant with regulatory standards but also reflects the unique brand identity of each client, thereby enhancing their market debut.

Sales and marketing

Our ability to maintain strong, enduring relationships with our clients — comprised mainly of domestic and international companies listed on the HK Stock Exchange — has been a cornerstone of our success. This stability is a direct result of our longstanding commitment to delivering high-quality financial communication solutions. Our management team believes that our history of efficiency and reliability has engendered a deep sense of trust and loyalty among our clients.

Customer loyalty is treasured by us. Our customer care services play a crucial role in cultivating close connections with our clients, ensuring they feel valued and understood. This dedication to customer satisfaction not only keeps our clients coming back but also inspires them to recommend our services to others, helping us to expand our reach through positive word-of-mouth.

While we place a high value on nurturing our existing client relationships, we are equally focused on growth and diversification. To this end, we actively seek out new business opportunities with companies that have not yet experienced our services. Our targeted sales and marketing initiatives are designed to introduce our expertise to a broader audience, thereby enhancing our sales performance and building a more diverse client portfolio.

Our sales representatives play a pivotal role in our business strategy, managing customer relationships with the utmost professionalism and spearheading marketing initiatives to promote our business. They are dedicated to understanding and addressing the unique needs of each customer, ensuring personalized service and fostering long-term partnerships. Through their efforts, we continuously enhance our market presence and build strong, trust-based relationships with our customers.

From time to time, we organize events and networking opportunities that bring together our current clients, prospective customers, and their professional advisors. These gatherings are an excellent platform for relationship building, allowing us to demonstrate our commitment to excellence and to forge new connections in a collaborative setting.

Additionally, we operate and maintain our website, anpa.com.hk, which serves as a dynamic and informative platform showcasing our Group’s background, range of services, and latest developments. This website is not only a repository of information but also a critical tool for our online marketing efforts. By leveraging online marketing, we expand our market coverage, attract new customers, and strengthen our commercial presence in Hong Kong. The strategic use of our website allows us to reach a broader audience, engage with potential clients, and promote our brand effectively in an increasingly digital world.

Operation

Our business operation mainly consists of three stages, namely, quotation phase, production phase and printing and distribution phase.

Quotation phase

During the quotation phase, our team carefully reviews all customer requirements and project details to ensure accuracy and feasibility. Upon receiving a request for a quotation from a customer, we initiate the preparation of a detailed fee quotation based on the customer’s specific requirements.

Before sending the quotation to the customer, we undergo a thorough review and approval by our sales director to ensure that every quotation not only meets competitive standards but also aligns with the customer’s unique needs and expectations. Once the customer confirms and accepts the quotation, we proceed to the production phase.

Production phase

In general, our production phase typically involves one or multiple service cycles, ranging from typesetting and design to translation and proofreading. The time required for each service cycle and the number of cycles needed for each project vary based on several factors, including the type of product and the project’s progress. In respect of internal control assessment and ESG performance evaluation, our production phase involves preparation and execution of the evaluation. The time required for evaluation varies based on the scope of review agreed with our customers.

Quality control is integral to each service cycle. Our typesetting and design teams follow strict guidelines and use advanced software to maintain consistency and precision. Translations are handled by professional linguists who ensure accuracy and cultural relevance, followed by thorough proofreading to eliminate errors. Throughout the production process, we maintain open communication with our clients, incorporating their feedback and making necessary adjustments to ensure their complete satisfaction. Once the finalized typeset documents receive customer approval, the project moves forward to the printing and distribution phase.

Printing and distribution phase

Depending on the project, if physical delivery of printed products is required, the finalized typeset documents are sent to outsourced printing production facilities for bulk printing and binding, adhering to the customer’s specified printing requirements. Once printed, the products are carefully packaged to prevent damage during transit, and each batch is inspected for print quality, color accuracy, and binding integrity. The printed products are then delivered to the customers’ designated recipients by our trusted logistics service providers. Our logistics providers are selected based on their reliability and efficiency, ensuring that deliveries are made on time and in perfect condition.

In addition to bulk printing and delivery, we also handle the submission and uploading of the finalized typeset documents to designated websites on behalf of our customers, as requested. Our team double-checks the formatting and content before uploading to designated websites, ensuring compliance with all regulatory and customer-specific requirements.

Customers

Our customers includes a diverse range of domestic and international companies listed on the HK Stock Exchange that are subject to filing, reporting and evaluation obligations under the HK Listing Rules and the HKSFO, together with companies who are seeking initial listing on the HK Stock Exchange. For the years ended September 30, 2025, 2024 and 2023, we provided services to over 208, 190 and 160 customers listed on the HK Stock Exchange, respectively.

For the years ended September 30, 2025, 2024 and 2023, none of our customers generated over 10% of our total revenue for the respective year.

General terms with customers

In general, we do not engage in long-term agreements with our customers, which is in line with industry practice. We provide our services on an individual project basis.

The materials terms of our service agreements with our customers are summarized as follows:

Post-IPO services

Principal terms	Descriptions
Scope of service:

Our scope of services varies on a case-by-case basis. Our financial printing services may include typesetting, translating, designing and printing of documents. Our corporate services may include conducting internal control assessment and ESG performance evaluation.

Pricing:	We generally charge our customers based on the production of each deliverables or as a service package.
Term:	Our service terms vary on a case-by-case basis according to our customer’s timetable.

IPO services

Principal terms	Descriptions
Scope of service:	Financial printing services and submission of listing application.
Pricing:

We generally charge a non-refundable deposit upon confirmation of quotation, follow with a second non-refundable deposit before submission to the HK Stock Exchange and the remaining balance together with other out-of-pocket expenses after listing.

Term:	Our service terms vary on a case-by-case basis according to our customer’s timetable.

Credit and payment terms

We generally grant our customers a credit period from 30 to 120 days from the invoice date. Our customers generally settle their payments in Hong Kong dollars by telegraphic transfer.

Pricing strategy

In determining our service fees for each engagement with customer, we carefully consider several factors, including: (i) the type and nature of the financial printing and corporate services involved; (ii) the costs of services, including materials costs, labor costs and charges of our suppliers etc.; (iii) the scale and complexity of the project; (iv) current market prices and rates charged by our competitors; (v) the size and reputation of the customer; (vi) our relationship with the customer; and (vii) the potential business opportunities the customer could offer in the future.

Suppliers

Given our Group’s business nature, our suppliers comprise mainly (i) printing production facilities and (ii) subcontractors, including translation service providers, ESG and internal control services providers and client relationship maintenance services providers. While we have in-house staff for conducting translation, ESG and internal control services as well as client relationship management, the use of subcontractors allows us to better handle urgent assignments from clients and meet the surge in demands for our services during peak seasons, usually in the in the second quarter of each calendar year. For the year ended September 30, 2025, there was 1 supplier which accounted for over 10% of the total purchases. For the year ended September 30, 2024, there was 1 supplier which accounted for over 10% of the total purchases. For the year ended September 30, 2023, there was 1 supplier which accounted for over 10% of the total purchases. We do not have any standing contractual arrangement with the supplier that accounted for over 10% of the total purchases for the years ended September 30, 2025, 2024 and 2023, respectively.

For the years ended September 30, 2025, 2024 and 2023, we transacted with 6 printing production facilities, 12 translation services providers, as well as 1 professional service providers.

We engage our suppliers on an individual project basis and hence we do not enter into any long-term or exclusive cooperation agreement with them.

The materials terms of our engagements with our suppliers are summarized as follows:

(A) Printing production facilities

Principal terms	Descriptions
Scope of service:	Bulk printing and binding of listing documents, financial reports, fund documents, circulars and announcements.
Pricing:

Printing production facilities normally charge on a per-deliverable basis with rates that depend on the specification of each customer, including but not limited to, the number of pages, type of paper and binding style.

Term:	Production time varies on a case-by-case basis according to the volume of work and customer’s timetable.

(B) Translation services providers

Principal terms	Descriptions
Scope of service:	Translation of listing documents, financial reports, fund documents, circulars and announcements from English to Chinese and vice versa.
Pricing:	Translation service providers normally charge on a per-word or per-page basis for standard translation work, and an hourly rate for overtime services.
Term:	Translation service terms vary on a case-by-case basis according to the volume of work and customer’s timetable.

(C) Professional service providers

Principal terms	Descriptions
Scope of service:	Provision of professional services, including, internal control assessment and ESG performance evaluation.
Pricing:	Professional service providers normally charge on an hourly rate for the time spent.
Term:	Professional service terms vary on a case-by-case basis according to the volume of work and customer’s timetable.

Competition

The entry barriers for potential competitors to enter into the market are relatively high. The financial printing services providers in Hong Kong have a relatively high initial capital commitment. It is generally expected that the financial printing services providers in Hong Kong should offer around-the-clock services. Considerable investments are essential for procuring or leasing state-of-the-art printing equipment, sophisticated software solutions, operational facilities, and essential raw materials. These substantial upfront expenditures represent a formidable financial barrier to entry, posing barriers for new entrants seeking to establish a foothold in the market.

We compete with our competitors principally on efficiency, service quality, turnaround speed, design capability and price. We believe we maintain a competitive edge over our competitors through our emphasis on customer services, ability to meet customers’ requirements in a timely manner and ability to consistently maintain the quality of our deliverables.

Seasonality

Our business has experienced seasonality. The demand of our services highly depends on the HK Listing Rules requirements on periodic reporting of financial performance. During the years ended September 30, 2025, 2024 and 2023, we experienced higher demands for our services in the second quarter of each calendar year as companies listed on the HK Stock Exchange were required to publish their annual reports within a few months after the end of their financial year-end, which generally coincide with the month of December.

Employees

The following table sets forth the number of employees of our Group by functions as of September 30, 2025, 2024 and 2023:

Function	2025	2024	2023
Management	1	1	1
Administration and human resources	4	4	4
Accounting and finance	1	1	1
Sale and marketing	3	3	3
Customer service	5	5	4
Design and production	15	15	14
Quality control	3	5	4
Total	32	34	31

We have not experienced any significant disputes with our employees or any disruption to our operations due to any labour disputes. We have not experienced any difficulties in recruiting suitable employees. Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal.

Trainings are provided to our newly joined staff for the tasks they perform and we offer continuous trainings to our employees from time to time to improve their skills and to develop their potential.

Insurance

As of the date of this annual report, we have maintained insurance policies on employees’ compensation and property all risks insurance for our office facilities. We consider our insurance policies to be adequate and in line with industry standard. We were not subject to any material insurance claims or liabilities arising from our business operation.

We do not maintain professional liability insurance that includes coverage on any negligence in the preparation of financial communications services materials, translation, information leakage, breach of confidentiality obligations and cybersecurity incidents. Our business is, however, susceptible to risks arising from losses we sustain during the course of our business operations, and we cannot assure you that the insurance policies we have taken out are always able to cover all losses we sustain. In the case of an uninsured loss or a loss in excess of insured limits, including those caused by natural disasters and other events beyond our control, we may be required to pay for losses, damages, and liabilities out of our own funds. For details regarding such risks, refer to “Risk Factors — Risks Related to Our Business and Industry — Our insurance coverage may be inadequate to protect us from potential losses” on page 14 of this annual report.

Properties

We do not own any real property.

As of the date of this annual report, we entered into the following lease agreement:

Location	Term of Lease	Usage
Portion of 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong	April 1, 2024 to March 31, 2027	Office

Licenses and Permits

We have all material licenses, certificates, and approvals required for carrying on our business activities in Hong Kong for the years ended September 30, 2025, 2024 and 2023, and up to the date of this annual report.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the years ended September 30, 2025 and 2024 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any other litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Intellectual Properties

We regard our trademarks, domain name and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights.

As of the date of this annual report, we have not registered any trademarks.

We are the registered owner of the domain name https://www.anpa.com.hk/, which was registered on May 5, 2016 and expires on May 5, 2028. We plan to renew the domain name registration before its expiration.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
Lore Heaven Holdings Limited	British Virgin Islands
ANPA Financial Services Group Limited	Hong Kong

The following diagram illustrates the corporate structure of Rich Sparkle Holdings Limited and its subsidiaries as of the date of this annual report:

4.D. Property, Plant and Equipment

Facilities

We do not own any real property.

As of the date of this annual report, we entered into the following lease agreement:

Location	Term of Lease	Usage
Portion of 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong	April 1, 2024 to March 31, 2027	Office

Intellectual Property

We regard our trademarks, domain name and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights.

As of the date of this annual report, we have not registered any trademarks.

We are the registered owner of the domain name https://www.anpa.com.hk/.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report. You should carefully read the “Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Rich Sparkle Holdings Limited is a holding company incorporated under the laws of the British Virgin Islands with limited liability. As a holding company with no material direct operations of our own, we conduct our operations as a professional specialist in the provision of financial printing services such as printing, typesetting and translation, advisory services including Environmental, Social and Governance (“ESG”) and internal control reporting services and other services including standalone annual general meeting and extraordinary general meeting supporting service and other standalone services, through ANPA (HK), our sole operating subsidiary in Hong Kong.

ANPA (HK) was founded in 2016. We are a financial printing services provider which specializes in designing and printing high quality financial print materials in Hong Kong. In our operating history of more than eight years, we started offering a comprehensive solution in typesetting, proofreading, translation, design, and printing, ensuring comprehensive support for all stages of document preparation to Hong Kong listed companies and companies that are preparing for their initial listing on the HK Stock Exchange. Our service portfolio covers a myriad of deliverables, mainly including listing documents, financial reports, fund documents, circulars and announcements. We offer to our customers a wide range of convenient and quality financial printing services, from typesetting, proofreading, translation, design and printing. In addition, we also offered advisory services which could cater for our customers’ different requirements, such as conducting internal control assessment and environmental, social and governance performance evaluation as well as other services including provision of co-working space at our leased office located at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, for our customers mainly to conduct meetings and conferences.

For the years ended September 30, 2025, 2024 and 2023, total revenue was US$6,249,472, US$5,884,401 and US$6,268,793, respectively. For the year ended September 30, 2025, our gross profit and net income were US$2,886,194 and US$132,934, respectively, as compared to our gross profit and net income of US$2,561,451 and US$820,393, respectively, for the year ended September 30, 2024 and US$2,807,642 and US$806,296, respectively, for the year ended September 30, 2023.

A reorganization of the legal structure of the Company (the “Reorganization”) was completed on July 31, 2024. Prior to the Reorganization, ANPA (HK), the operating subsidiary of the Company, was controlled by Mr. Ka Wo, NG. As part of the Reorganization, the Company was first incorporated under the laws of the BVI with limited liability on January 2, 2024. On February 23, 2024, Lore was incorporated under the laws of BVI, as a directly wholly-owned subsidiary of the Company.

On May 28, 2024, 1 Ordinary Share was issued to Mr. Ka Wo, NG. The 1 Ordinary Share was transferred by Mr. Ka Wo, NG to Superb on June 3, 2024. On July 16, 2024, Rich Sparkle and FCGM Strategic Investment Pte. Ltd. (“FCGM”), a company incorporated in Singapore, entered into a subscription agreement (“Subscription Agreement”), pursuant to which, Rich Sparkle agreed to issue and sell and FCGM agreed to subscribe and purchase 25 Series A Preferred Shares at an aggregate price of HK$8,000,000 ($1,026,000). Pursuant to the Subscription Agreement, the Series A Preferred Shares held by FCGM shall automatically convert to Ordinary Shares on a 1:1 basis, upon the U.S. SEC having indicated no further comments on the registration statement of Rich Sparkle. Accordingly, 25 Series A Preferred Shares were issued to FCGM on July 16, 2024, and 99 Ordinary Shares were issued to Superb on the same day. On July 31, 2024, Superb entered into Sale and Purchase Agreements with Next International Enterprises Limited, a company incorporated in the BVI. Pursuant to the Sales and Purchase Agreements, Superb is to sell, and Next International Enterprises Limited is to acquire, 4.8% equity interests in Rich Sparkle, for HK$983,848 (US$125,924). On the same date, Superb executed the instrument of transfers whereby Superb transferred 6 Ordinary Shares, out of its 100 Ordinary Shares, to Next International Enterprises Limited.

On March 27, 2025, the 25 Series A Preferred Shares owned by FCGM Strategic Investment Pte. Ltd. were converted into 25 Ordinary Shares on a 1:1 basis. On March 27, 2025, in contemplation of this Offering, Rich Sparkle redesignated each issued and unissued Series A Preferred Share into 25,000 Ordinary Share (“Share Redesignation”), such that the maximum number of shares the Company is authorized to issue became 50,000 ordinary shares with no par value each. On the same day, following the Share Redesignation, Rich Sparkle subdivided each issued and unissued Ordinary Share into 1,000 shares with no par value each, and all the subdivided shares shall be ranked pari passu in all respects with each other (“Share Subdivision”), such that Rich Sparkle became authorized to issue a maximum of 50,000,000 ordinary shares with no par value each. As a result of the Share Redesignation and the Share Subdivision, Rich Sparkle adopted the Memorandum and Articles of Association on March 27, 2025 and register the Memorandum and Articles of Association with the Registry of Corporate Affairs of the British Virgin Islands on March 28, 2025. Immediately after completion of the registration of the Memorandum and Articles of Association, Rich Sparkle cancelled the 125 Ordinary Shares in issue and re-issued 125,000 Ordinary Shares in aggregate to its shareholders as a consequence of the Share Redesignation and the Share Subdivision, whereby 94,000 Ordinary Shares, 25,000 Ordinary Shares and 6,000 Ordinary Shares were re-issued to Superb, FCGM and Next International Enterprises Limited, respectively. Immediately thereafter, Rich Sparkle further issued an aggregate of 11,125,000 Ordinary Shares to its shareholders on a pro rata basis proportional to the shareholders’ then existing equity interests (collectively refers as the “Pro Rata Share Issuance”), whereby 8,366,000 Ordinary Shares, 2,225,000 Ordinary Shares and 534,000 Ordinary Shares were issued to Superb, FCGM and Next International Enterprises Limited, respectively, which has been treated as a share split. Upon completion of the Pro Rata Share Issuance, Rich Sparkle is owned as to 8,460,000 Ordinary Shares, 2,250,000 Ordinary Shares and 540,000 Ordinary Shares by Superb, FCGM and Next International Enterprises Limited, respectively.

All references to the number of ordinary shares and per-share data in the accompanying CFS have been retroactively adjusted to reflect such issuance of shares. After the Pro Rata Share Issuance, 11,250,000 Ordinary Shares are issued and outstanding.

Upon the acquisition, the Company became the ultimate holding company of Lore and ANPA (HK). The Company and its subsidiaries resulting from Reorganization has always been under the common control of the same shareholder (i.e. Mr. Ka Wo, NG) before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions became effective as of the beginning of the first period presented in the accompanying CFS. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Completion of the Initial Public Offering

The shares of the Company began trading on the Nasdaq Capital Market on July 8, 2025, under the ticker symbol “ANPA”. The Company consummated its initial public offering of 1,250,000 ordinary shares. As a result, the Company has raised aggregate gross proceeds of US$5,000,000 in the initial public offering, prior to deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

As of September 30, 2025, 12,500,000 Ordinary Shares were issued and outstanding.

Our principal growth strategies are to further strengthen our market position, increase our market share, and capture the growth in the global financial printing services industry. We intend to achieve our business objectives by incorporating generative AI features into our service modules, expanding our global market presence, service offering and broaden our market reach through our intended effort in actively seeking opportunities in undertaking additional US equity markets projects and forming strategic alliance with other industry players. To achieve these goals, we plan to implement the following strategies:

Incorporate generative AI features into our service modules

We intend to deploy AI-powered tools to automate the drafting and formatting of financial documents, including prospectuses, annual reports, and regulatory filings. We plan to employ AI algorithms to detect and correct errors in financial documents with high precision. We also plan to use AI-driven processes to automate certain routine and repetitive tasks, such as data entry, proofreading, and document assembly. We plan to incorporate generative AI technologies in our business module through procurement from third-party information technologies vendors.

Expand our global market presence

We plan to capitalize on the growth of the U.S. equity markets by expanding our business into the United States, such as providing services to assist customers to prepare Exchange Act filings that are compatible with the SEC’s EDGAR system, and to prepare tagged files in the SEC-mandated XBRL format. We will tailor our products and services to fit into the U.S. equity markets and to conform with its regulatory requirements and electronic documentation. We believe we are well-positioned to cope with such expansion and to meet industry and client demands. We plan to set up new branches and offices in the U.S. and to recruit suitable and appropriate staffs to support our expansion. We will also continue to explore potential opportunities in collaborating with industry participants and our service providers and fully utilize their resources and operational expertise to realize synergies.

Expand our service offering and broaden our market reach

We aim to selectively form additional strategic alliances with other industry players, including e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers, to expand our service offerings and broaden our market reach. We are focused on identifying and pursuing acquisition opportunities that complement our existing capabilities and expand our industry presence. Although we have not yet identified specific targets for acquisitions, we aim to selectively identify suitable targets, such as e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers. Through these strategic investments, relationships, and acquisitions, we will continue to work with domestic and international business partners to grow our global coverage and broaden our service offerings in international markets.

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ’‘Risk Factors’’ in this annual report and those set out below.

Economic, political and regulatory conditions in Hong Kong

We are a financial printing services provider in Hong Kong. All of our revenue was generated in Hong Kong during the year ended September 30, 2025. 2024 and 2023. Any adverse economic, political or regulatory conditions due to events beyond our control, such as local economic downturn, natural disasters, contagious disease outbreaks, terrorist attacks, or if the government adopts regulations that place restrictions or burdens on us or on our industry in general, may materially and adversely affect our business, financial condition, results of operations and prospects.

Intense competition in the financial printing services industry in Hong Kong

The financial printing services industry is highly competitive, and the industry remains highly fragmented in Hong Kong. Management expects that competition will increase from existing competitors, as well as new and emerging entrants. Additionally, as we expand our service offerings, we may face competition from new and existing competitors. As a result, competition may lead to additional pricing pressure on our services, which could negatively impact our results of operations, financial position and cash flow.

Fluctuations in the cost of services

Staff cost and subcontracting costs are the main components of our cost of services, representing 92.4%, 87.3% and 79.6% of our total cost of services for the year ended September 30, 2025, 2024 and 2023, respectively. Increase in cost of services was attributable to enlargement of our professional team and the increment of salary level to support our expansion in service offerings so to sell additional services to clients and incentivize the continued use of our services.

Basis of Presentation

Our CFS were prepared in accordance with U.S. GAAP and pursuant to the regulations of SEC. They include the financial statements of our Company and our subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Please also refer to the crucial accounting policies, judgments and estimates adopted by our Company discussed in Note 2 to the consolidated financial statements.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes were prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this annual report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Revenue Recognition

The Company follows the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue based on the consideration specified in the applicable agreement.

The majority of the Company’s revenue is from contracts with customers for financial printing. The Company’s services involve electronically (i)receiving instructions from its customers and/or their professional advisers; (ii) providing services such as typesetting, proofreading, translating, and designing; (iii) circulating the prepared deliverables to its customers; and (iv) making e-Submissions for its customers and/or uploading the documents to other websites designated by its customers. These services are provided together as a unit. The performance obligation is a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. The revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed priced and the duration of the service period is usually less than one year.

The Company recognizes revenue from financial printing over time by measuring the progress towards satisfaction of the relevant performance obligation. The progress is determined based on the Company’s efforts or inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation. The progress is determined based on estimation of the total service time (primarily comprising staff costs to the time as recorded) of each project in measuring the Company’s progress towards complete satisfaction of a performance obligation. The total expected inputs incurred are mainly based on the historical experience of similar projects. The Company’s performance creates and enhances an asset that the customer controls as the asset is created and enhanced.

Advisory services consist of (i) conducting internal control assessment; and (ii) environmental, social and governance performance evaluation. The Company recognizes revenue from advisory services over time based on the progress towards satisfaction of the relevant performance obligation. The progress is based on the contract costs incurred to date (primarily comprising staff costs to the time as recorded) as compared to the total expected inputs incurred under the transaction based on the historical experience of similar projects to depict the Company’s performance in transferring control of services promised to a customer. The Company’s performance creates and enhances an asset that the customer controls as the asset is created and enhanced. The Company has an enforceable right to payment for performance completed to date.

Other services are the standalone annual general meeting and extraordinary general meeting supporting service and other services which control is transferred over time is recognized progressively within the service period.

Provision of expected credit loss allowance for accounts receivable and contract assets

The allowance for credit losses consists of the allowance for credit losses and the allowance for losses on unfunded commitments. The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable and contract assets. The approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). It removes the incurred loss approach’s threshold that delayed the recognition of a credit loss until it was ’‘probable” that a loss event was ’‘incurred.’’ The estimate of expected credit losses under the approach is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses, then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. Finally, the Group considers forecasts about future economic conditions that are reasonable and supportable.

The Group considers the accounting policy relating to the allowance for credit losses to be a critical accounting estimate given the uncertainty in evaluating the allowance required to cover the Group’s estimate of all expected credit losses over the expected contractual life of our accounts receivable and contract assets. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing accounts receivable and contract assets, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods. The impact of utilizing the approach to calculate the reserve for credit losses will be significantly influenced by the composition, characteristics and quality of our accounts receivable and contract assets, as well as the prevailing economic conditions and forecasts utilized. Material changes to these and other relevant factors may result in greater volatility to the reserve for credit losses, and therefore, greater volatility to our reported earnings.

The Group adopted the probability of default and loss given default methods for estimating expected credit losses because it can reflect the Group’s expectation of the recoverability of accounts receivable and contract assets at each of the reporting period. The management makes reference to (i) 2024 Annual default study, Moody’s for the weighted average default rates. In addition, the rates have been adjusted for forward-looking factors by taking into account any observable change in future economic conditions, events and environment. The management assumes historical loss pattern does not vary significantly across the customer groups and there is no expectation of such changes over the expected collection period of the receivables outstanding at the period end.

Summary of Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of Years Ended September 30, 2025, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended September 30, 2025, 2024 and 2023. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended
	September 30 2025	September 30 2024	September 30 2023
	US$	US$	US$
Revenues	$6,249,472	$5,884,401	$6,268,793
Cost of services	(3,363,278)	(3,322,950)	(3,461,151)
Gross profit	2,886,194	2,561,451	2,807,642

Operating expenses
Selling, general and administrative expense	(3,245,072)	(1,539,964)	(1,734,330)
Reversal of / (allowance for) expected credit loss	456,019	(109,819)	(77,946)
Total operating expenses	(2,789,053)	(1,649,783)	(1,812,276)

Income from operation	97,141	911,668	995,366

Other income (expense)
Interest expense	(56,211)	(44,144)	(42,034)
Other income	147,223	90,900	10,264
Total other income (expense)	91,012	46,756	(31,770)

Income before provision of income taxes	188,153	958,424	963,596
Income tax expense	(55,219)	(138,031)	(157,300)
Net income	132,934	820,393	806,296

Other comprehensive income
Foreign currency adjustment	17,018	40,987	2,409
(Charged) credited to post-employment benefit obligations	(7,714)	(15,159)	358
Comprehensive income	$142,238	$846,221	$809,063

Earnings per share – Basic and Diluted	$0.0115	$0.0729	$0.0717
Weighted average shares outstanding – Basic and Diluted	11,537,671	11,250,000	11,250,000

Revenue

As set forth in the following table, during the years ended September 30, 2025, 2024 and 2023, our revenue was derived from financial printing, advisory and other services:

	For the years ended September 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Financial printing services	4,417,324	70.7	4,008,312	68.1	4,875,865	77.8
Advisory services	1,203,031	19.3	1,623,580	27.6	1,151,751	18.4
Other	629,117	10.0	252,509	4.3	241,177	3.8
Total	6,249,472	100.0	5,884,401	100.0	6,268,793	100.0

Our revenue increased by US$365,071 or 6.2% to US$6,249,472 for the year ended September 30, 2025 from US$5,884,401 for the year ended September 30, 2024. Such increase was mainly attributable to the increase of financial printing services of US$409,012, and other services of US$376,608, which was partially offset by the decrease of advisory services of US$420,549.

Our revenue decreased by US$384,392 or 6.1% to US$5,884,401 for the year ended September 30, 2024 from US$6,268,793 for the year ended September 30, 2023. Such decrease was mainly attributable to the decrease of financial printing services of US$867,553, which was partially offset by the increase of advisory services of US$471,829 and other services of US$11,332.

Other services are the standalone annual general meeting and extraordinary general meeting supporting services and other standalone services.

For the years ended September 30, 2025, 2024 and 2023, all of the revenue was from clients in Hong Kong.

Cost of services

The following table sets forth the breakdown of our cost of services for the years ended September 30, 2025, 2024 and 2023:

	For the years ended September 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Staff costs	1,273,911	37.9	1,195,266	36.0	1,194,000	34.5
Subcontracting fee	1,834,921	54.5	1,704,850	51.3	1,559,490	45.1
Printing costs	242,075	7.2	402,320	12.1	681,856	19.7
Other job-specific expenses	12,371	0.4	20,514	0.6	25,805	0.7
Total	3,363,278	100.0	3,322,950	100.0	3,461,151	100.0

During the years ended September 30, 2025 and 2024, our Group’s cost of services was mainly comprised of staff costs, subcontracting fee, printing costs and other job-specific expenses. We incurred cost of services of US$3,363,278 for the year ended September 30, 2025 compared to US$3,322,950 for the year ended September 30, 2024, an increase of US$40,328, or 1.2%. The increase was generally in line with the increase in revenue from financial printing services, which was mainly attributable to the increase of staff costs of US$78,645.

During the years ended September 30, 2024 and 2023, our Group’s cost of services was mainly comprised of staff costs, subcontracting fee, printing costs and other job-specific expenses. We incurred cost of services of US$3,322,950 for the year ended September 30, 2024, compared to US$3,461,151 for the year ended September 30, 2023, a decrease of US$138,201, or 4.0%. The decrease was generally in line with the decrease in revenue from financial printing services, which was mainly attributable to the decrease of printing costs of US$279,536.

The Company paid subcontracting fee for (i) translation services handled by professional linguists who ensure accuracy and cultural relevance, (ii) ESG and internal control services support, and (iii) client relationship maintenance support.

Gross profit and profit margin

Our total gross profit wasUS$2,886,194, US$2,561,451 and US$2,807,642 for the years ended September 30, 2025, 2024 and 2023, respectively. Our overall profit margins were 46.2%, 43.5% and 44.8% for the years ended September 30, 2025, 2024 and 2023, respectively. Our total gross profit increased during the year ended September 30, 2025, due to the increase in revenue from the financial printing services and other services which are generally with higher gross profit margins. Our total gross profit decreased during the year ended September 30, 2024, due to the increase of subcontracting fee to support our increase of advisory services during the year ended September 30, 2024.

Selling, General and Administrative expenses

The following table sets forth the breakdown of our SG&A for the years ended September 30, 2025, 2024 and 2023:

	For the years ended September 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Staff costs	566,806	17.5	505,546	32.8	489,497	28.2
Depreciation	538,775	16.6	583,680	37.9	782,857	45.1
Property related expenses	273,605	8.4	222,576	14.5	217,626	12.5
Legal and professional fee	281,544	8.7	19,488	1.3	86,308	5.0
Advertising and marketing expenses	756,769	23.3	25,600	1.7	-	0.0
Computer costs	639,009	19.7	18,789	1.2	23,449	1.4
Miscellaneous expenses	188,564	5.8	164,285	10.6	134,593	7.8
Total	3,245,072	100.0	1,539,964	100.0	1,734,330	100

SG&A mainly consist of administrative staff cost, depreciation of property, plant and equipment and right-of-use assets, property related expenses, legal and professional fees and other miscellaneous administrative expenses.

Our SG&A was US$3,245,072 and US$1,539,964 for the years ended September 30, 2025 and 2024, respectively, or 51.9% and 26.2% of our total revenue for the corresponding years. The increase was mainly due to the increase in our advertising and marketing expenses and computer costs.

Our SG&A was US$1,539,964 and US$1,734,330 for the years ended September 30, 2024 and 2023, respectively, or 26.2% and 27.7% of our total revenue for the corresponding years. The decrease was mainly due to the decrease in our depreciation and legal and professional fee.

Reversal of / (allowance for) expected credit losses

Our expected credit losses were a reversal of US$456,019, allowance for US$109,819 and allowance for US$77,946 for the years ended September 30, 2025, 2024 and 2023, respectively.

A reversal of expected credit losses by US$456,019 for the year ended September 30, 2025 from the year ended September 30, 2024, was primarily attributable to the improvement in assessment of credit risk leading to a reduction in the estimated amount of money that will not be recovered from the accounts receivable.

An increase in current expected credit losses by US$31,873 or 40.9%, for the year ended September 30, 2024, compared to the year ended September 30, 2023, was primarily attributable to the increase of long outstanding accounts receivable as at September 30, 2024.

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the years ended September 30, 2025, 2024 and 2023:

	For the years ended September 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Government subsidies	-	-	-	-	10,264	(32.3)
Gain from lease modification	-	-	3,183	6.8	-	-
Interest income from overdue accounts receivable	147,223	161.8	87,717	187.6	-	-
Interest expense on lease liabilities	(56,211)	(61.8)	(44,144)	(94.4)	(42,034)	132.3
Total	91,012	100.0	46,756	100.0	(31,770)	100.0

Our other income (expense) was income of US$91,012, US$46,756 and expense of US$31,770 for the years ended September 30, 2025, 2024 and 2023, respectively.

An increase in other income by US$44,256 or 94.7%, for the year ended September 30, 2025, compared to the year ended September 30, 2024, was primarily attributable to the increase of US$59,506 of interest income from overdue accounts receivable.

An increase in other income (expense) by US$78,526 or 247.2%, for the year ended September 30, 2024, compared to the year ended September 30, 2023, was primarily attributable to the increase of US$87,717 of interest income from overdue accounts receivable and the increase of gain from lease modification.

Income Tax Expenses

The Company and our wholly owned subsidiary, Lore, were incorporated in the BVI. Pursuant to the current rules and regulations, the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

Our indirectly wholly-owned subsidiary, ANPA (HK), is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$257,069), and 16.5% on any part of assessable profits over HK$2,000,000 (US$257,069). For the years ended September 30, 2025, 2024 and 2023, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of US$55,219 for the year ended September 30, 2025, compared to US$ US$138,031 for the year ended September 30, 2024, a decrease of US$82,812, or 60.0%, mainly due to the decrease in assessable profit during the year ended 30 September 2025. The assessable profit is subject to a 2-tier tax rate (i.e. 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000), which resulted in a decrease of income tax expense.

We incurred income tax expenses of US$138,031 for the year ended September 30, 2024, compared to US$157,300 for the year ended September 30, 2023, a decrease of US$19,269, or 12.2%, mainly due to the fully utilisation of tax losses during the year ended 30 September 2024. The assessable profit is subject to a 2-tier tax rate (i.e. 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000), which resulted in a decrease of income tax expense.

Our effective tax rate was approximately 29.3%, 14.4% and 16.3% for the year ended September 30, 2025, 2024 and 2023, respectively.

Net profit

As a result of the foregoing, our net profit for the years ended September 30, 2025, 2024 and 2023 was US$132,934, US$820,393 and US$806,296, respectively.

Discussion of Certain Balance Sheet Items

	As of September 30 2025	As of September 30 2024
ASSETS
Current assets:
Cash	$3,784,776	$320,161
Accounts receivable, net	2,556,788	3,540,649
Contract assets	32,287	35,323
Prepayments and other current assets	578,613	148,005
Total current assets	6,952,464	4,044,138

Non-current assets:
Property and equipment, net	527,131	17,962
Operating lease right-of-use assets	674,595	1,172,808
Deferred initial public offering (“IPO”) costs	—	694,095
Deferred tax assets, net	169,088	224,755
Other non-current assets	170,301	170,564
TOTAL ASSETS	$8,493,579	$6,324,322

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$528,965	$667,390
Contract liabilities	16,393	15,617
Amount due to a related party	668,662	681,188
Operating lease liabilities, current	469,826	479,130
Income tax payable	154,217	154,456
Accrued expenses and other current liabilities	759,278	1,065,717
Total current liabilities	2,597,341	3,063,498

Non-current liabilities:
Operating lease liabilities, non-current	226,444	697,346
Post-employment benefit obligations	22,873	14,801
Total non-current liabilities	249,317	712,147
TOTAL LIABILITIES	2,846,658	3,775,645

Cash

Our cash increased from US$320,161 as of September 30, 2024 to US$3,784,776 as of September 30, 2025. The increase mainly resulted from proceeds from issuance of shares pursuant to IPO during the year ended September 30, 2025.

Accounts receivable, net

Our accounts receivable, net slightly decreased from US$3,540,649 as of September 30, 2024 to US$2,556,788 as of September 30, 2025, which was mainly due to the settlement of accounts receivable outstanding during the year ended September 30, 2025 and the decrease in allowance for credit loss for the year ended September 30, 2025.

Contract assets

Our contract assets decreased from US$35,323 as of September 30, 2024 to US$32,287 as of September 30, 2025, mainly because of our decrease of advisory services during the year ended September 30, 2025.

Deferred IPO costs

Our deferred costs are deferred IPO costs, mainly include professional fees paid in relation to our listing activities.

Operating lease right-of-use assets

Our operating lease right-of-use (“ROU”) assets decreased from US$1,172,808 as of September 30, 2024 to US$674,595 as of September 30, 2025, mainly attributable to the amortization of its office premises recognized for the Company’s use during the year ended September 30, 2025.

Accounts payable

Our accounts payable is mainly comprised of payables to subcontractors. Our accounts payable decreased from US$667,390 as of September 30, 2024 to US$528,965 as of September 30, 2025, primarily due to utilization of more internal resources which resulting to the decrease in the subcontracting fee and printing costs during the year ended September 30, 2025.

Operating lease liabilities

As of September 30, 2024 and September 30, 2025, we had operating lease liabilities of US$1,176,476 and US$696,270, respectively. The decrease in our operating lease liabilities as of September 30, 2025 was mainly due to the repayment of lease payments during the year ended September 30, 2025.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to finance our working capital needs, and fund our capital expenditures and the growth of our operations. Historically, we have met our working capital and other liquidity requirements primarily through our equity capital and cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

As of September 30, 2025, we had US$3,784,776 in cash. Our working capital requirements are influenced by the size of our operations, the progress of execution on our services, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of September 30, 2025 and September 30, 2024, we had no outstanding bank borrowings.

Cash flows

The following tables set forth a summary of our cash flows information for years ended September 30, 2025, 2024 and 2023:

	2025	2024	2023
	US$	US$	US$
Cash and cash equivalents at beginning of the year	$320,161	$184,264	$547,333
Net cash provided by (used in) operating activities	372,473	803,910	(330,703)
Net cash used in investing activities	(551,544)	-	(37,741)
Net cash provided by (used in) financing activities	3,637,575	(700,444)	339
Net increase (decrease) in cash and cash equivalents	3,458,504	103,466	(368,105)
Effect of foreign exchange rate changes	6,111	32,431	5,036
Cash and cash equivalents as at end of the year	$3,784,776	$320,161	$184,264

Cash flows from operating activities

Cash provided by operating activities was US$372,473 for the year ended September 30, 2025, mainly derived from (i) net income of US$132,934 for the year ended September 30, 2025; (ii) the decrease in accounts receivable, net by US$1,442,370 with a reversal of provision of expected credit loss of US$456,019; (iii) the decrease in accrued expenses and other current liabilities by US$306,439; and (iv) increase in prepayments, other current assets and other non-current assets by US$430,345.

Cash provided by operating activities was US$803,910 for the year ended September 30, 2024, mainly derived from (i) net income of US$820,393 for the year ended September 30, 2024; (ii) the decrease in accounts receivable, net by US$84,414; (iii) the increase in accounts payable by US$68,947; (iv) decrease in contract liabilities by US$98,095; (v) the decrease in accrued expenses and other current liabilities by US$108,113; and (vi) the increase in income tax payable by US$154,456.

Cash used in operating activities was US$330,703 for the year ended September 30, 2023, mainly derived from (i) net income of US$806,296 for the year ended September 30, 2023; (ii) the increase in accounts receivable, net by US$1,034,289; (iii) the increase in accounts payable by US$230,916; (iv) the decrease in contract liabilities by US$145,438; (v) the decrease in accrued expenses and other current liabilities by US$397,598; and (vi) the decrease in deferred income taxes by US$157,300.

Cash flows from investing activities

Cash used in investing activities was US$551,544 for the year ended September 30, 2025, mainly from purchase of property and equipment of US$551,544.

There was no cash from investing activities for the year ended September 30, 2024.

Cash used in investing activities was US$37,741 for the year ended September 30, 2023, mainly from purchase of property and equipment of US$37,741.

Cash flows from financing activities

Cash provided by financing activities was US$3,637,575 for the year ended September 30, 2025, which was mainly attributable to payments of offering costs for initial public offering of US$1,349,899 net by the proceeds from issuance of shares pursuant to IPO of US$5,000,000.

Cash used in financing activities was US$700,444 for the year ended September 30, 2024, which was mainly attributable to payments of offering costs for initial public offering of US$694,095.

Cash provided by financing activities was US$339 for the year ended September 30, 2023, which was mainly attributable to repayment from related parties amounted to US$339.

Capital Expenditures

For the year ended September 30, 2023 and 2025, we purchased property and equipment of US$37,741 and US$551,544, respectively, mainly for use in our operations. We did not incur any capital expenditure for the year ended September 30, 2024.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of September 30, 2025:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Operating lease(1)	$728,040	$497,696	$230,344	$—	$—

(1)	We lease offices which are classified as operating leases in accordance with Topic 842. As of September 30, 2025, our future lease payments totalled US$728,040.

Off-Balance Sheet Transactions

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the CFS, “Summary of Significant Accounting Policies”.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

For the credit risk related to accounts receivable and contract assets, we perform periodic credit evaluations of our customers’ financial condition and generally does not require collateral. We establish an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. Allowance for credit losses was US$612,488 and US$1,070,996 as at September 30, 2025 and 2024, respectively. Our management believes its contract acceptance, billing, and collection policies are adequate to minimize credit risk. Application for progress payment of contract works is made on a regular basis. We seek to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the management.

Liquidity Risk

We are also exposed to liquidity risk, which is risk we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Based on the above considerations, management is of the opinion we have sufficient funds to meet our working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine our plans, such as changes in the demand for its services, economic conditions, its operating results continuing to deteriorate and its shareholders unable to provide continued financial support.

We maintain sufficient cash and bank balances, and internally generated cash flows to finance the activities and management is satisfied that funds are available to finance the operations.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US$ and HKD. If the HKD depreciates against the US$, the value of our HKD revenues, earnings and assets as expressed in our US$ financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position
Ka Wo, NG	70	Director and Chairman
Tsz Keung, CHAN	35	Chief Executive Officer
Sze Lok, WONG	52	Chief Financial Officer
Ho Wa, CHA	35	Independent Director
Wing Shan, SIU	39	Independent Director
Chi Yung, LO	45	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

Ka Wo, NG is the Director, and the Chairman of the board of the Company. Mr. Ng is the founder of ANPA (HK) and was appointed as the director since 2016. Mr. Ng has more than 8 years of experience in the financial printing services industry in Hong Kong. Besides, Mr. Ng has over 18 years of managerial and client relationship management experiences and he has solid knowledge of financial markets, instruments and investment strategies as he has been a general manager and a professional investor for more than 18 years and 14 years respectively. Prior to joining the Company, Mr. Ng served as a general manager of Fai Po Gem & Jewellery Limited, a gem and jewellery company, from 2006 to 2012. Mr. Ng has also served as a general manager of Shenzhen United Blue Ocean Applied Materials Technology Co., Ltd., a jewellery company, from 2013 to 2016. Mr. Ng has been a professional investor since 2010 and invested in different sectors.

Tsz Keung, CHAN is the Chief Executive Officer of the Company, overseeing the general corporate strategy, business development and risk management of the Company. Mr. Chan has more than 8 years of experience in the financial printing services industry in Hong Kong and more than 10 years of experience in the related fields of business development and management. Prior to joining the Company in 2020, Mr. Chan has been serving RR Donnelley, a financial printing company, from 2016 to 2018 with his latest position being a Sales Manager. Mr. Chan received a Bachelor of Arts in Economic from the University of Southern California in 2011.

Sze Lok, WONG is the Chief Financial Officer of the Company. He is a fellow member of the Hong Kong Institute of Certified Public Accounts, a member of The Institute of Chartered Accountants in England and Wales and a Certified Information Systems. Mr. Wong has more than 15 years of experience of handling financial and audit operation in companies. During the period between 2006 and 2007, Mr. Wong has served as an internal audit manager at a NASDAQ-listed company. From 2007 to 2012, Mr. Wong served as a senior manager at Crowe Horwath (HK) Corporate Consultancy Ltd, a professional accounting and consulting firm. Mr. Wong has extensive experience in working for companies listed on the Stock Exchange. Notwithstanding his directorship as an independent non-executive director with Aowei Holding Limited (HKEx: 1370), Cocoon Holdings Limited (HKEx: 428) and TBK & Sons Holdings Limited (HKEx: 1960) since 2021, 2021 and 2021, respectively. Mr. Wong was also an independent non-executive director of Grand Field Group Holdings Limited (HKEx: 115) from 2018 to 2021 and the company secretary of Unitas Holdings Limited (HKEx: 8020) from 2018 to 2024. From 2012 to 2022, Mr. Wong served as the chief financial officer of Century Entertainment International Holdings Limited (HKEx: 959). Mr. Wong received an Honorary Educational Certificate from the School of Law, University of Essex in 2021, a Bachelor of Accounting (Honors) from The Hong Kong Polytechnic University in 1996 and a Master of Management from the Macquarie Graduate School of Management, Australia in 2004.

Ho Wa, CHA is our independent director. Mr. Cha was admitted as a solicitor of the High Court of Hong Kong in 2019 and has been a practicing solicitor since then. Mr. Cha has over 6 years of experience in the legal industry. Mr. Cha has been a consultant of Messrs. Eddie Lee & Co., Solicitors since 2023. Mr. Cha was an assistant solicitor of Messrs. Peter K.S. Chan & Co. from 2018 to 2021 and was a partner from 2021 to 2023. From 2025, Mr. Cha has been an independent director of Skyline Builders Group Holding Limited (NSADAQ: SKBL). Since 2024, Mr. Cha has been an independent non-executive director of WK Group (Holdings) Limited (HKEx: 2535). From 2023 to 2024, Mr. Cha was an independent non-executive director of Ficus Technology Holdings Limited (HKEx: 8107). From 2020 to 2021, Mr. Cha was an independent non-executive director of Century Energy International Holdings Limited (HKEx: 8132). Mr. Cha obtained a Bachelor of Arts from the Chinese University of Hong Kong in 2013, and further obtained a degree of Juris Doctor and a Postgraduate Certificate in Laws from the Chinese University of Hong Kong in 2015 and 2016, respectively.

Wing Shan, SIU is our independent director. She is a member of the Association of Chartered Certified Accountants. Ms. Siu has over 16 years of experience in the accounting and finance field. Ms. Siu has been a finance director of Infinitus Partners Asset Management Limited since 2019. Since 2023, Ms. Siu has been a registered responsible officer allowed to perform type 4 (advising on securities) and type 9 (asset management) regulated activities for Infinitus Partners Asset Management Limited. Ms. Siu was a financial manager of Central China International Financial Group Limited from 2018 to 2019. From 2014 to 2018, Ms. Siu worked as a senior accountant at WTS Consulting (Hong Kong) Limited. From 2013 to 2014, Ms. Siu worked as a junior accountant at Chiling (Holdings) Limited. She served as an accounts clerk cum financial secretary of Brightoil Petroleum (Holdings) Limited (HKEx: 933). From 2009 to 2012, Ms. Siu was an accountant of Stylish Holding Limited. She was also an accountant of Thomas Cheng & Co. Certified Public Accountants during the period from 2009 to 2010. From 2008 to 2009, Ms. Siu was an assistant accountant of Cheng & Cheng Limited Certified Public Accountants. Ms. Siu received a Bachelor of Arts in Accountancy from the University of Bolton in 2009.

Chi Yung, LO is our independent director. He has over 20 years of project management, marketing and business development experience in financial services industry. From 2002 to 2007, Mr. Lo served as the traffic controller at Equity Financial Printing Limited. He worked as a sales director at Donnelley Financial Solutions (NYSE: DFIN) from 2007 to 2018. Mr. Lo received a Bachelor of Computer Science and Engineering from the Hong Kong University of Science and Technology in 2001.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

6.B. Compensation

For the years ended September 30, 2025, 2024 and 2023, we paid US$160,474, US$139,040 and US$143,698, respectively, in cash and benefits to our executive officers. On August 7, 2025, the board of directors of the Company approved and adopted an equity incentive plan, which authorized the issuance of the lesser of (i) 2,500,000 ordinary shares of the Company; or (ii) 20% of the number of fully-diluted ordinary shares outstanding as of September 30th of the preceding calendar year, to the employees, directors or consultants of the Company. As of the date of this filing, the Company has not issued any shares pursuant to the equity incentive plan. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Equity Incentive Plan

On August 7, 2025, the board of directors of the Company approved and adopted an equity incentive plan, which authorized the issuance of the lesser of (i) 2,500,000 ordinary shares of the Company; or (ii) 20% of the number of fully-diluted ordinary shares outstanding as of September 30th of the preceding calendar year, to the employees, directors or consultants of the Company.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the years ended September 30, 2025, 2024 and 2023.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended September 30, 2025:

	Fees Earned in Cash	All Other Compensation	Total
Name	US$	US$	US$
Tsz Keung, CHAN	160,474	—	160,474

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended September 30, 2024:

	Fees Earned in Cash	All Other Compensation	Total
Name	US$	US$	US$
Tsz Keung, CHAN	139,040	—	139,040

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended September 30, 2023:

	Fees Earned in Cash	All Other Compensation	Total
Name	US$	US$	US$
Tsz Keung, CHAN	143,698	—	143,698

Employment Agreements and Director Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals agreed to serve as our executive officers from the commencement of trading of our Ordinary Shares on Nasdaq until the executive officer’s successor is duly elected or appointed and qualified or until the executive officer’s earlier death, disqualification, resignation or removal from office.

Each executive officer agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except for use in the regular course of employment duties, any proprietary or confidential information acquired through their role, including customer lists, financial data, research, and trade secrets that are vital to the Company’s competitive edge. The obligation to maintain confidentiality excludes information that becomes publicly available without the executive officer’s disclosure or is required to be disclosed by law. Each executive officer acknowledged that all materials related to the company’s business remain the Company’s property and must be returned upon termination of employment. This confidentiality obligation continues even after the employment ends, ensuring the protection of the Company’s interests.

We also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

ANPA Financial Services Group Limited, the Operating Subsidiary of the Company has also entered into standard employment agreements with Mr. Tsz Keung, CHAN and Sze Lok, WONG, in the form of Letter of Employment on November 1, 2020 and February 1, 2025, respectively.

Agreements with independent directors

We entered into director offer letters with each of our independent directors which agreements set forth the terms and provisions of their engagement.

Equity Compensation Plan Information

On August 7, 2025, the board of directors of the Company approved and adopted an equity incentive plan, which authorized the issuance of the lesser of (i) 2,500,000 ordinary shares of the Company; or (ii) 20% of the number of fully-diluted ordinary shares outstanding as of September 30th of the preceding calendar year, to the employees, directors or consultants of the Company.

Outstanding Equity Awards at Fiscal Year-End

As of September 30, 2025, 2024 and 2023, we had no outstanding equity awards.

6.C. Board Practices

Board of Directors (the “BOD”)

Our BOD consists of four directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

Our BOD currently consists of one director and three independent directors. Our BOD determined that each of Ho Wa, CHA, Wing Shan, SIU and Chi Yung, LO is an “independent director” as defined under the Nasdaq rules. Our BOD is composed of a majority of independent directors.

A director is not required to hold any of our shares to qualify to serve as a director.

Committees of our BOD

We established an audit committee, a compensation committee and a nominating and corporate governance committee under our BOD. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consists of our three independent directors and is chaired by Wing Shan, SIU. We determined that each of our audit committee members satisfies the requirements of Section 303A of the Corporate Governance Rules/Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Wing Shan, SIU qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Our compensation committee consists of our three independent directors and is chaired by Ho Wa, CHA. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing executive officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of our three independent directors, and is chaired by Chi Yung, LO. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experiences, expertise, diversity and availability of service to us;

●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NASDAQ rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

In connection with the offering, we adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Duties of Directors

Under BVI law, our BOD has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our BOD include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	executing checks, promissory notes and other negotiable instruments on behalf of the Company;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Under BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on the standard of corporate governance under BVI law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or extraordinary general meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our BOD have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our BOD, either by (i) independent directors constituting a majority of our BOD’s independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Currently we follow BVI corporate governance practices in lieu of the corporate governance requirements of the Nasdaq, including (i) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (ii) Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein. Save as aforementioned, we do not plan to rely on other home country practices with respect to our corporate governance.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our BOD, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

We may also be eligible to utilize the controlled Company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another Company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D).

Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors. A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

6.D. Employees

The following table sets forth the number of employees of our Group by functions as of September 30, 2025, 2024 and 2023:

Function	2025	2024	2023
Management	1	1	1
Administration and human resources	4	4	4
Accounting and finance	1	1	1
Sale and marketing	3	3	3
Customer service	5	5	4
Design and production	15	15	14
Quality control	3	5	4
Total	32	34	31

We have not experienced any significant disputes with our employees or any disruption to our operations due to any labour disputes. We have not experienced any difficulties in recruiting suitable employees. Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal.

Trainings are provided to our newly joined staff for the tasks they perform and we offer continuous trainings to our employees from time to time to improve their skills and to develop their potential.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned(2)
Name of Beneficial Owners(1)	Number	%
Directors and Executive Officers:
Ka Wo, NG(3)	8,460,000	67.68
Tsz Keung, CHAN	—	—
Sze Lok, WONG	—	—
Ho Wa, CHA	—	—
Wing Shan, SIU	—	—
Chi Yung, LO	—	—
All directors, director nominees, and executive officers as a group (6 persons)	8,460,000	67.68
5% or greater shareholders:
Superb Prospect Group Limited(3)	8,460,000	67.68
FCGM Strategic Investment Pte. Ltd.(4)	2,250,000	18.00

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong.
(2)	Applicable percentage of ownership is based on 12,500,000 Ordinary Shares outstanding.
(3)	Superb Prospect Group Limited is an investment holding company incorporated in Samoa with its registered address at Le Sanalele Complex, Ground Floor, Vaea Street, Saleufi, PO Box 1868, Apia, Samoa. It is wholly owned by Mr. Ka Wo, NG, our Chairman of BOD, who is also its sole director. Therefore, Mr. Ka Wo, NG has the voting and dispositive control over the Ordinary Shares held by Superb Prospect Group Limited.
(4)	FCGM Strategic Investment Pte. Ltd. is an investment holding company incorporated in Singapore with its registered address at 100 Peck Seah Street, #11-02 PS100, Singapore 079333. It is wholly owned by First Financial Holdings Limited. First Financial Holdings Limited is owned as to 49.39% by Excel Max Investments Limited and 50.61% in aggregate by other individual shareholders whom each of them ultimately holds less than 20% of the shares of First Financial Holdings Limited. Excel Max Investments Limited is wholly owned by Power Wisdom Holdings Limited and Mr. Yuan Fu, CHANG is the sole director and sole shareholder of Power Wisdom Holdings Limited. Therefore, Mr. Yuan Fu, CHANG has the voting and dispositive control over the Ordinary Shares held by FCGM Strategic Investment Pte. Ltd.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this annual report.

Balances with related parties

	As of September 30,
	2025	2024	2023
	US$	US$	US$
Amount due to related party
Superb Prospect Group Ltd(a)	668,662	681,188	679,513

(a)	Superb Prospect Group Ltd, ultimate holding company of the Company.
(1)	The balance was advances from the related company for the Company’s operational purpose. The balance was non-trade related, unsecured, interest-free and repayable on demand. There was no formal nor contractual obligations that require any related parties to make advances to or pay fees on behalf of the Company. These arrangements were mainly for operational convenience. The Company intends to repay the advances in full using proceeds from Listing. To further enhance our corporate governance, all the proposed related party transactions after Listing shall be adequately disclosed to, reviewed, and approved by our audit committee.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the years ended September 30, 2025, 2024 and 2023 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any other litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a business company with limited liability incorporated in the BVI. As a holding company, we rely principally on dividends from our Hong Kong Operating Subsidiary, ANPA (HK), for our cash requirements, including any payment of dividends to our shareholders.

Our BOD has discretion as to whether to distribute dividends, subject to certain restrictions under BVI law and our Memorandum and Articles of Association, namely that our directors may, by resolution, authorize a distribution (which includes a dividend) to our shareholders from time to time and of an amount they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution (a) we will be able to pay our debts as they become due; and (b) the value of assets of our company will exceed the sum of our total liabilities. Even if our BOD decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the BOD may deem relevant. Please see the section entitled “Material Income Tax Considerations” beginning on page 63 of this annual report for information on the potential tax consequences of any cash dividends declared.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ANPA.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ANPA.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

We incorporate by reference into this annual report the description of our third Amended And Restated Memorandum and Articles Of Association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.1 to this annual report.

10.C. Material contracts

Private Placement Subscription Agreements

On January 9, 2026, the Company entered into private placement subscription agreements (the “Purchase Agreement”) with certain accredited investors in a private placement (the “Private Placement”) of 3,000,000 ordinary shares, no par value, at the purchase price of US$13.0 per ordinary share. The Private Placement is expected to close on or about January 23, 2026, subject to the satisfaction of customary closing conditions set forth in the Purchase Agreement.

The gross proceeds of the Private Placement are expected to be approximately US$39,000,000, before deducting offering expenses payable by the Company. The Company intends to use the net proceeds from the Private Placement for general working capital and other general corporate purposes.

The securities to be issued and sold by the Company in the Private Placement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements of the Securities Act and such state securities laws.

Sale and Purchase Agreement

On January 9, 2026, the Company entered into a sale and purchase agreement (the “SPA”) with Serigne Khabane Lame, Dominant Action Limited, Pink13 Group Inc., Anhui Xiaoheiyang Network Technology Company Limited, Develop Master Limited and Ace Fantasy Limited (the “Vendors”), pursuant to which the Company intends to purchase the entire issued share capital of Step Distinctive Limited (the “Target Company”) at the consideration of US$975,000,000, which shall be satisfied by way of issuance of 75,000,000 Ordinary Shares of the Company to the Vendors (the “Transaction”).

The Target Company is incorporated in the British Virgin Islands and holds 100% of the issued share capital in Hong Kong Prosperous Sheep Corporation Limited, a company limited by shares incorporated in Hong Kong. Serigne Khabane Lame, a world-known Senegalese/Italian Tiktok influencer, directly and indirectly through Dominant Action Limited, a company owned as to 95% by Serign Khabane Lame, controlled 49% of the issued share capital of the Target Company. The Target Company and its subsidiary operates in e-commerce live streaming with well-developed supply chain, live streaming operation and commercialization and will continue to be led by top influencer Serigne Khabane Lame after the Transaction.

Because the Transaction is a transaction whereby the Company combines with a non-Nasdaq entity resulting in a potential change of control of the Company, the Company is required to apply for initial listing in connection with the Transaction pursuant to Rule 5110(a) of the Nasdaq Stock Market.

Pursuant to the SPA, the Transaction is conditional upon, among others, (i) completion of the valuation to the satisfaction of the Company of the Target Company at not less than US$900 million, (ii) the completion of a due diligence investigation in respect of the Target Company and its subsidiary; and (iii) the stock exchange having grant approval for dealing in the consideration share.

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

Hong Kong Exchange Controls

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong. The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between our Company and our Hong Kong subsidiaries. However, the PRC government may impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future.

See “Item 3.D. Risk Factors- Risks Relating to our Corporate Structure-We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” for more information. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that this policy will not be changed in the future.

British Virgin Islands Exchange Controls

There are no exchange controls restrictions on payment of dividends, interest or other payments to the holders of our Ordinary Shares or on the conduct of our operations in the BVI, where we were incorporated. There are no BVI laws that impose any exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares. BVI law and our articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our Ordinary Shares.

10.E. Taxation

The following summary of material the BVI, Hong Kong and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local, and other tax laws.

British Virgin Islands Taxation

The Company and all distributions, interest and other amounts paid by the Company in respect of the Ordinary Shares of the Company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

Hong Kong Taxation

Our subsidiary in Hong Kong are subject to a two-tiered profits tax rate regime. The first HKD$2 million of assessable profits earned by a company is subject to be taxed at a profits tax rate of 8.25%, while the remaining profits are taxed at the profits tax rate of 16.5%. Under the Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on their foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	taxpayers subject to the applicable financial statement accounting rules under Section 451(b) of the U.S. Internal Revenue Code

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the U.S., including Nasdaq. It is unclear whether dividends that we pay on our Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Ordinary Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares. Dividends received on our Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the Ordinary Shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the Ordinary Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-285592), as amended.

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit Risk

For the credit risk related to accounts receivable and contract assets, we perform periodic credit evaluations of our customers’ financial condition and generally does not require collateral. We establish an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. Allowance for credit losses was US$612,488, US$1,070,996 and US$953,215 as at September 30, 2025, 2024 and 2023, respectively. Our management believes its contract acceptance, billing, and collection policies are adequate to minimize credit risk. Application for progress payment of contract works is made on a regular basis. We seek to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the management.

Liquidity Risk

We are also exposed to liquidity risk, which is risk we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Based on the above considerations, management is of the opinion we have sufficient funds to meet our working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine our plans, such as changes in the demand for its services, economic conditions, its operating results continuing to deteriorate and its shareholders unable to provide continued financial support.

We maintain sufficient cash and bank balances, and internally generated cash flows to finance the activities and management is satisfied that funds are available to finance the operations.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US$ and HKD. If the HKD depreciates against the US$, the value of our HKD revenues, earnings and assets as expressed in our US$ financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-285592), which was initially filed with the SEC on March 6, 2025, as amended, and declared effective by the SEC on June 27, 2025. 1,250,000 Ordinary Shares were sold at an offering price of $4.0 per share, generating gross proceeds of $5,000,000. The initial public offering was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “ANPA” on July 8, 2025.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$1.8 million, which included approximately US$0.4 million for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$3.2 million from our initial public offering.

As of September 30, 2025, we have utilized (i) approximately US$0.7 million for the incorporation of generative AI features into our service modules; and (ii) approximately US$0.4 million for working capital and other general corporate purposes.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and interim Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of September 30, 2025, our disclosure controls and procedures were not effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of September 30, 2025.

In connection with the audits of our consolidated financial statements as of September 30, 2025, 2024 and 2023, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; (3) our lack of segregation of duties in process of preparing and reviewing accounting entries; (4) our lack of proper procedures developed and implemented for system security and access as well as segregation of duties in relation to the system; (5) our lack of proper procedures developed for system development, program change management policies and critical change management control processes and procedures; and (6) our lack of proper procedures developed and implemented for IT policy and procedure as well as operating system security management control.

We have appointed independent directors, established an audit committee and strengthened corporate governance. We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; and ii) setting up a financial and system control framework with formal documentation of polices and controls in place.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before our initial public offering, we were a private company with limited resources, and we are only listed in Nasdaq Capital Market as a public company for less than six months. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit you from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

(c) Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Ms. Wing Shan, Siu, Wong, Mr. Ho Wa, Cha and Mr. Chi Yung, Lo. Ms. Wing Shan, Siu is the chair of our audit committee.

Ms. Wing Shan, Siu, Wong, Mr. Ho Wa, Cha and Mr. Chi Yung, Lo, each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Wing Shan, Siu qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors.

Item 16C. Principal Accountant Fees and Services

FundCertify CPA Professional Corporation was appointed by the Company to serve as its independent registered public accounting firm for the fiscal year ended September 30, 2025. Wei Wei & Co., LLP was appointed by the Company to serve as its independent registered public accounting firm for the fiscal years ended September 30, 2024 and 2023. Audit services provided by Wei Wei & Co., LLP and FundCertify CPA Professional Corporation for fiscal years ended September 30, 2025, 2024 and 2023, separately, included the examination of the consolidated financial statements of the Company.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by FundCertify CPA Professional Corporation, our independent registered public accounting firm, and Wei Wei & Co., LLP, our previous independent registered public accounting firm, for the periods indicated.

Nature of Services	For the year ended September 30, 2025	For the year ended September 30, 2024	For the year ended September 30, 2023
	US$	US$	US$
FundCertify CPA Professional Corporation
Audit fee (1)	138,000	-	-
Audit-related fees (2)	-	-	-
Tax fees (3)	-	-	-
All other fees (4)	-	-	-

Wei Wei & Co., LLP
Audit fee (1)	-	190,000	280,000
Audit-related fees (2)	-	-	-
Tax fees (3)	-	-	-
All other fees (4)	-	-	-

Total	138,000	190,000	280,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our financial statements.
(2)	“Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees.
(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our auditor for tax compliance, tax advice and tax planning.
(4)	“All other fees” refers to the fees not covered in (1), (2) and (3) above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

On December 15, 2025, the Company accepted the resignation of Wei, Wei & Co., LLP (“Wei Wei & Co.”) as its independent registered public accounting firm. Wei Wei & Co. had served as the Company’s independent registered public accounting firm since December 28, 2023.

The reports of Wei Wei & Co. on the financial statements of the Company for the years ended September 30, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the years ended September 30, 2024 and 2023, through December 15, 2025, there were no disagreements with Wei Wei & Co. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Wei Wei & Co., would have caused Wei Wei & Co. to make reference to the subject matter of the disagreement in connection with its reports on Rich Sparkle’s financial statements for such periods.

There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two years ended September 30, 2024 and 2023 and through December 15, 2025

On December 15, 2025, the Company approved the appointment of FundCertify CPA Professional Corporation (“FundCertify”) as the Company’s independent registered public accounting firm. The services previously provided by Wei Wei & Co. will be provided by FundCertify, effective as of December 15, 2025.

During the years ended September 30, 2024 and 2023 and through December 15, 2025, neither the Company nor anyone acting on the Company’s behalf, consulted FundCertify with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Our Company is considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently we follow BVI corporate governance practices in lieu of the corporate governance requirements of the Nasdaq, including (i) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (ii) Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein. Save as aforementioned, we do not plan to rely on other home country practices with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Ordinary Shares — As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

We have an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company.

A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

The Company currently has an informal cybersecurity policy. As of the date of this annual report, our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk. The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and report material cybersecurity incidents to the board of directors. The Company relies on certain third parties for the provision of its cloud infrastructure but does not currently engage any assessors, consultants, auditors, or other third parties in connection with any processes for assessing, identifying, and managing material risks from cybersecurity threats, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. As of the date of this annual report, there have been no cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-285592), as amended, initially filed with the U.S. Securities and Exchange Commission on June 6, 2025)
2.1*	Description of Securities
4.1	Employment Agreement between the Registrant and Tsz Keung, CHAN (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-285592), as amended, initially filed with the U.S. Securities and Exchange Commission on June 6, 2025)
4.2	Employment Agreement between the Registrant and Sze Lok, WONG (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-285592), as amended, initially filed with the U.S. Securities and Exchange Commission on June 6, 2025)
4.3	Employment Agreement between the ANPA Financial Services Group Limited and Sze Lok, WONG (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-285592), as amended, initially filed with the U.S. Securities and Exchange Commission on June 6, 2025)
4.4	Tenancy Agreement of Portion of 12th Floor of The Center, No. 99 Queen’s Road Central, Hong Kong (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-285592), as amended, initially filed with the U.S. Securities and Exchange Commission on June 6, 2025)
4.5	Form of Independent Director Agreement by and between the Registrant and its Independent Director (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-285592), as amended, initially filed with the U.S. Securities and Exchange Commission on June 6, 2025)
4.6	Form of Private Placement Subscription Agreement (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 6-K furnished to the SEC on January 9, 2026)
4.7	Sale and Purchase Agreement dated January 9, 2026 (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 6-K furnished to the SEC on January 9, 2026)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-285592), as amended, initially filed with the U.S. Securities and Exchange Commission on June 6, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-285592), as amended, initially filed with the U.S. Securities and Exchange Commission on June 6, 2025)
11.2*	Insider Trading Policies
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter of Wei Wei & Co., LLP dated December 15, 2025 (incorporated herein by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on December 16, 2025)
97.1*	Clawback Policy of the Company
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation
101.DEF*	Inline XBRL Taxonomy Extension Definition
101.LAB*	Inline XBRL Taxonomy Extension Label
101.PRE*	Inline XBRL Taxonomy Extension Presentation
104*	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herein

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICH SPARKLE HOLDINGS LIMITED

By:	/s/ Ka Wo NG
	Name:	Ka Wo NG
	Title:	Chairman and Director

Date: February 6, 2026

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Rich Sparkle Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Rich Sparkle Holdings Limited and its subsidiaries (collectively the “Company”) as of September 30, 2025 and the related consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the year ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FundCertify CPA Professional Corporation

FundCertify CPA Professional Corporation
Certified Public Accountants
PCAOB ID: 7189

We have served as the Company’s auditor since 2025.
Cary, North Carolina

February 6, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rich Sparkle Holdings Limited

Opinion on the Financial Statements

We have audited the consolidated balance sheets of Rich Sparkle Holdings Limited and subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting. but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2022.

Flushing, New York
March 6, 2025, except for Note 1, as to which the date is April 11, 2025

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Consolidated Balance Sheets
As of September 30, 2025 and 2024
(Currency expressed in United States Dollars (“US$”))

	2025	2024
ASSETS
Current assets:
Cash	$3,784,776	$320,161
Accounts receivable, net	2,556,788	3,540,649
Contract assets	32,287	35,323
Prepayments and other current assets	578,613	148,005
Total current assets	6,952,464	4,044,138

Non-current assets:
Property and equipment, net	527,131	17,962
Operating lease right-of-use assets, net	674,595	1,172,808
Deferred initial public offering (“IPO”) costs	—	694,095
Deferred tax assets, net	169,088	224,755
Other non-current assets	170,301	170,564
TOTAL ASSETS	$8,493,579	$6,324,322

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$528,965	$667,390
Contract liabilities	16,393	15,617
Amount due to a related party	668,662	681,188
Operating lease liabilities, current	469,826	479,130
Income tax payable	154,217	154,456
Accrued expenses and other current liabilities	759,278	1,065,717
Total current liabilities	2,597,341	3,063,498

Non-current liabilities:
Operating lease liabilities, non-current	226,444	697,346
Post-employment benefit obligations	22,873	14,801
Total non-current liabilities	249,317	712,147
TOTAL LIABILITIES	2,846,658	3,775,645

SHAREHOLDERS’ EQUITY
Ordinary shares, with no par value, 50,000,000 ordinary shares authorized, 12,500,000 and 11,250,000 ordinary shares issued and outstanding as of September 30, 2025 and 2024, respectively	3,980,040	1,024,034
Additional paid-in-capital	903,051	903,051
Retained earnings	731,600	598,666
Accumulated other comprehensive income	32,230	22,926
Total shareholders’ equity	5,646,921	2,548,677
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,493,579	$6,324,322

Commitments and Contingencies (Note 14)

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

	2025	2024	2023
Revenues	$6,249,472	$5,884,401	$6,268,793
Cost of services	(3,363,278)	(3,322,950)	(3,461,151)
Gross profit	2,886,194	2,561,451	2,807,642

Operating expenses:
Selling, general and administrative expenses	(3,245,072)	(1,539,964)	(1,734,330)
Reversal of / (allowance for) expected credit losses	456,019	(109,819)	(77,946)
Total operating expenses	(2,789,053)	(1,649,783)	(1,812,276)

Income from operations	97,141	911,668	995,366

Other income (expense)
Interest expense	(56,211)	(44,144)	(42,034)
Other income	147,223	90,900	10,264
Total other income (expense), net	91,012	46,756	(31,770)

Income before provision for income taxes	188,153	958,424	963,596
Income tax expense	(55,219)	(138,031)	(157,300)
Net income	132,934	820,393	806,296

Other comprehensive income
Foreign currency adjustment	17,018	40,987	2,409
(Charged) credited to post-employment benefit obligations	(7,714)	(15,159)	358
Comprehensive income	$142,238	$846,221	$809,063

Earnings per share – Basic and Diluted	$0.0115	$0.0729	$0.0717
Weighted average shares outstanding – Basic and Diluted	11,537,671	11,250,000	11,250,000

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

	Ordinary Shares			Additional	Accumulated other	Retained earnings
	No. of shares	Amount	Subscription receivables	paid-in- capital	comprehensive income (loss)	(accumulated losses)	Total
Balance as of October 1, 2022	11,250,000	$1,024,034	$(1,024,034)	$1,935,109	$(5,669)	$(1,028,023)	$901,417
Foreign currency translation adjustment	—	—	—	—	2,409	—	2,409
Credited to post-employment benefit obligations	—	—	—	—	358	—	358
Net income	—	—	—	—	—	806,296	806,296
Balance as of September 30, 2023	11,250,000	$1,024,034	$(1,024,034)	$1,935,109	$(2,902)	$(221,727)	$1,710,480
Reorganization	—	—	1,024,034	(1,032,058)	—	—	(8,024)
Foreign currency translation adjustment	—	—	—	—	40,987	—	40,987
Charged to post-employment benefit obligations	—	—	—	—	(15,159)	—	(15,159)
Net income	—	—	—	—	—	820,393	820,393
Balance as of September 30, 2024	11,250,000	$1,024,034	$—	$903,051	$22,926	$598,666	$2,548,677
Issue of shares pursuant to IPO, net of offering costs	1,250,000	2,956,006	—	—	—	—	2,956,006
Foreign currency translation adjustment	—	—	—	—	17,018	—	17,018
Charged to post-employment benefit obligations	—	—	—	—	(7,714)	—	(7,714)
Net income	—	—	—	—	—	132,934	132,934
Balance as of September 30, 2025	12,500,000	$3,980,040	$—	$903,051	$32,230	$731,600	$5,646,921

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

	2025	2024	2023
Cash flows from operating activities:
Net income	$132,934	$820,393	$806,296

Adjustments to reconcile net income to net cash from (used in) operating activities:
Depreciation	43,281	12,614	7,344
Amortization of operating lease right-of-use assets and interest of lease liabilities	551,705	615,210	794,467
Gain from lease modification	—	(3,184)	—
Deferred income taxes	55,219	(15,583)	157,300
(Reversal)/ provision of expected credit loss	(456,019)	109,819	77,946
Change in operating assets and liabilities:
Accounts receivable	1,442,370	(84,414)	(1,034,289)
Contract assets	3,036	(17,479)	9,061
Prepayments, other current assets and other non-current assets	(430,345)	34,077	(31,944)
Accounts payable	(138,425)	68,947	230,916
Contract liabilities	799	(98,095)	(145,438)
Income tax payable	—	154,456	—
Accrued expenses and other current liabilities	(306,439)	(108,113)	(397,598)
Post-employment benefit obligations	8,081	(15,159)	(358)
Operating lease liabilities	(533,724)	(669,579)	(804,406)
Net cash from (used in) operating activities	372,473	803,910	(330,703)

Cash flows from investing activities:
Purchase of property and equipment	(551,544)	—	(37,741)
Net cash (used in) investing activities	(551,544)	—	(37,741)

Cash flows from financing activities:
Payments of offering costs for IPO	(1,349,899)	(694,095)	—
Proceeds from issuance of shares pursuant to IPO	5,000,000	—	—
Cash paid for reorganization	—	(8,024)	—
Financings from a related party	(12,526)	1,675	339
Net cash provided by (used in) financing activities	3,637,575	(700,444)	339

Foreign currency translation adjustment	6,111	32,431	5,036

Net change in cash and cash equivalents	3,464,615	135,897	(363,069)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	320,161	184,264	547,333

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$3,784,776	$320,161	$184,264

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

1. Organization and Business Description

Organization and Nature of Operations

Rich Sparkle Holdings Limited (the “Company”) was incorporated under the laws of the British Virgin Islands (“BVI”) with limited liability on January 2, 2024. It is a holding company with no business operations.

Lore Heaven Holdings Limited (“Lore”), a wholly-owned subsidiary of the Company, is a company incorporated in the BVI with limited liability on February 23, 2024. Lore has share capital of $1 and is an investment holding company with no operations.

ANPA Financial Services Group Limited (“ANPA”), a wholly-owned subsidiary of Lore, is a company incorporated in Hong Kong with limited liability on March 1, 2016 with share capital of HK$1 ($0.13). ANPA is a professional financial printing services provider in Hong Kong with over eight years experience in (i) financial printing, (ii) advisory and (iii) other services.

On July 8, 2025, the Company completed its initial public offering on NASDAQ, under the ticker symbol “ANPA”. Under this offering, 1,250,000 ordinary shares were issued at a price of $4.00 per share. The Company received net proceeds of $2,956,006 from the offering after deducting underwriting discounts and offering expenses of $2,043,994 from the gross proceeds of $5,000,000.

Reorganization

A reorganization of the legal structure of the Company (the “Reorganization”) was completed July 31, 2024. Prior to the Reorganization, ANPA, the operating subsidiary of the Company, was controlled by Mr. Ka Wo, NG. As part of the Reorganization, the Company was incorporated under the laws of the BVI with limited liability on January 2, 2024. On February 23, 2024, Lore was incorporated under the laws of BVI, as a wholly-owned subsidiary of the Company.

On May 28, 2024, 1 Ordinary Share was issued to Mr. Ka Wo, NG. It was transferred by Mr. Ka Wo, NG to Superb Prospect Group Limited (“Superb”) on June 3, 2024. On July 16, 2024, 25 Series A Preferred Shares were issued to FCGM Strategic Investment Pte. Ltd., a company incorporated in Singapore, and 99 Ordinary Shares were issued to Superb. On July 31, 2024, Superb entered into Sale and Purchase Agreements with Next International Enterprises Limited, a company incorporated in the BVI. Pursuant to the Sales and Purchase Agreements, Superb sold, and Next International Enterprises Limited bought 4.8% equity interests in Rich Sparkle, for HK$983,848 ($125,924). On the same date, Superb executed the instrument of transfers whereby Superb transferred 6 Ordinary Shares, to Next International Enterprises Limited.

On June 26, 2024, Rich Sparkle and FCGM Strategic Investment Pte. Ltd. (“FCGM”), a company incorporated in Singapore, entered into a subscription agreement, pursuant to which, Rich Sparkle agreed to issue and sell and FCGM agreed to subscribe and purchase 25 Series A Preferred Shares for HK$8,000,000 ($1,026,000). Pursuant to the Subscription Agreement, the Series A Preferred Shares held by FCGM shall automatically convert to Ordinary Shares on a 1:1 basis, upon the U.S. SEC having indicated no further comments on the registration statement of Rich Sparkle. Accordingly, 25 Series A Preferred Shares were issued to FCGM on July 16, 2024, and 99 Ordinary Shares were issued to Superb on the same day.

On July 31, 2024, Superb entered into a sale and purchase agreement with Next International Enterprises Limited, a company incorporated in the BVI. Pursuant to the Sales and Purchase Agreement, Superb is to sell, and Next International Enterprises Limited is to acquire, 4.8% equity interests in Rich Sparkle, for HK$983,848 ($125,924). On the same date, Superb executed the instrument of transfers whereby Superb transferred 6 Ordinary Shares, out of its 100 Ordinary Shares, to Next International Enterprises Limited.

On March 27, 2025, the 25 Series A Preferred Shares owned by FCGM were converted in to 25 Ordinary Shares on a 1:1 basis.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

1. Organization and Business Description (cont.)

On March 27, 2025, in contemplation of this Offering, Rich Sparkle redesignated each issued and unissued Series A Preferred Share into 25,000 Ordinary Share (“Share Redesignation”), such that the maximum number of shares the Company is authorized to issue became 50,000 ordinary shares with no par value each. On the same day, following the Share Redesignation, Rich Sparkle subdivided each issued and unissued Ordinary Share into 1,000 shares with no par value each, and all the subdivided shares shall be ranked pari passu in all respects with each other, such that Rich Sparkle became authorized to issue a maximum of 50,000,000 ordinary shares with no par value each. As a result of the Share Redesignation and the Share Subdivision, Rich Sparkle adopted the Memorandum and Articles of Association on March 27, 2025 and registered the Memorandum and Articles of Association with the Registry of Corporate Affairs of the British Virgin Islands on March 28, 2025. Immediately after completion of the registration of the Memorandum and Articles of Association, Rich Sparkle cancelled the 125 Ordinary Shares in issue and re-issued 125,000 Ordinary Shares in aggregate to its shareholders as a consequence of the Share Redesignation and the Share Subdivision, whereby 94,000 Ordinary Shares, 25,000 Ordinary Shares and 6,000 Ordinary Shares were re-issued to Superb, FCGM and Next International Enterprises Limited, respectively. Immediately thereafter, Rich Sparkle further issued an aggregate of 11,125,000 Ordinary Shares to its shareholders on a pro rata basis proportional to the shareholders’ then existing equity interests (collectively refers as the “Pro Rata Share Issuance”), whereby 8,366,000 Ordinary Shares, 2,225,000 Ordinary Shares and 534,000 Ordinary Shares were issued to Superb, FCGM and Next International Enterprises Limited, respectively, which has been treated as a share split. Upon completion of the Pro Rata Share Issuance, Rich Sparkle is owned as to 8,460,000 Ordinary Shares, 2,250,000 Ordinary Shares and 540,000 Ordinary Shares by Superb, FCGM and Next International Enterprises Limited, respectively. Upon the acquisition, the Company became the ultimate holding company of Lore and ANPA. The Company and its subsidiaries resulting from Reorganization were always under common control by the same shareholder before and after the Reorganization. The consolidation of the Company and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transactions became effective as of the beginning of the first period presented in the accompanying CFS. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The accompanying CFS reflect the activities of the Company and the following entities:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Lore	February 23, 2024	BVI	100%	Investment holding
ANPA	March 1, 2016	Hong Kong	100%	Undertaking (i) financial printing services, (ii) advisory services and (iii) other services

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying CFS are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The CFS include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances between the Company and its subsidiaries were eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, allowance for expected losses on accounts receivable and contract assets, impairment of long-lived assets, allowance for deferred tax assets, operating lease right-of-use assets, operating lease liabilities, revenue recognition and contingencies. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Foreign Currency Translation and transaction

The Company’s principal country of operations is Hong Kong. The consolidated financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s CFS are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the consolidated balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates used in preparing the CFS:

	September 30, 2025	September 30, 2024
Year-end spot rate	US$1 = HK$7.78	US$1 = HK$7.77
Average rate	US$1 = HK$7.80	US$1 = HK$7.81

Fair Value of Financial Instruments

The fair value (“FV”) of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their FVs because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.

Level 2 —	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the FV of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, contract assets, prepayments and other current assets, accounts payable, contract liabilities, operating lease liabilities, accrued expenses and other current liabilities approximate the FV of the respective assets and liabilities as of September 30, 2025 and 2024 due to their short-term nature.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Cash

Cash includes cash on hand and cash at bank in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum of $102,828 (HK$800,000) and $64,350 (HK$500,000) as of September 30, 2025 and 2024, respectively. Cash balances in bank accounts in Hong Kong are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable is recognized and carried at original invoiced amount net of expected credit losses.

The Company established the allowance for credit losses at differing rates and is based upon the age of the receivable, the Company’s historical collection experience for each customer and management’s best estimate of specific losses on individual exposures, where appropriate. Specific customer allowance are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. Allowance for accounts receivable is included in receivables.

Prepayments

Prepayments are advance payments to service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine of their carrying value has become impaired. The Company considers the assets impaired if the realizability of the prepayments becomes doubtful. As of September 30, 2025 and 2024, there was no allowance recorded as the Company considers all prepayments realizable.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture and fixture	3 years
Office & Equipment	3 years
Software	3 years
Leasehold improvements	Over the lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the FV of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended September 30, 2025, 2024 and 2023.

Stock-Based Compensation

The Company accounts for stock-based compensation under ASC 718 “Compensation - Stock Compensation” using the fair value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award. The Company recognizes the goods acquired or services received in a share-based payment transaction with nonemployees when it obtains the goods or services are received. The Company recognizes an asset before it actually receives goods or services if it first exchanges a share-based payment for an enforceable right to receive those goods or services. The compensation cost for an award of share-based employee compensation classified as equity is recognized over the requisite service period. The requisite service period is the period during which an employee is required to provide services in exchange for an award, which often is the vesting period.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Leases

The Company follows ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB.

The Company assessed the following: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, current, and operating lease liabilities, non-current in the Company’s consolidated balance sheets.

ROU assets are the Company’s right to use an underlying asset for the lease term and lease liabilities are its obligation to make lease payments from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company elected not to recognize a lease liability or ROU asset on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows.

Revenue Recognition

The Company follows the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

The core principle of the revenue standard is that a company should recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue based on the consideration specified in the applicable agreement.

The majority of the Company’s revenue is from contracts with customers for financial printing. The Company’s services involve electronically (i) receiving instructions from its customers and/or their professional advisers; (ii) providing services such as typesetting, proofreading, translating, and designing; (iii) circulating the prepared deliverables to its customers; and (iv) making e-Submissions for its customers and/or uploading the documents to other websites designated by its customers. These services are provided together as a unit. The performance obligation is a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. The revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed priced and the duration of the service period is usually less than one year.

The Company recognizes revenue from financial printing over time by measuring the progress towards satisfaction of the relevant performance obligation. The progress is determined based on the Company’s efforts or inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation. The progress is determined based on estimation of the total service time (primarily comprising staff costs to the time as recorded) of each project in measuring the Company’s progress towards complete satisfaction of a performance obligation. The total expected inputs incurred are mainly based on the historical experience of similar projects. The Company’s performance creates and enhances an asset that the customer controls as the asset is created and enhanced.

Advisory services consist of (i) conducting internal control assessment; and (ii) environmental, social and governance performance evaluation. The Company recognizes revenue from advisory services over time based on the progress towards satisfaction of the relevant performance obligation. The progress is based on the contract costs incurred to date (primarily comprising staff costs to the time as recorded) as compared to the total expected inputs incurred under the transaction based on the historical experience of similar projects to depict the Company’s performance in transferring control of services promised to a customer. The Company’s performance creates and enhances an asset that the customer controls as the asset is created and enhanced. The Company has an enforceable right to payment for performance completed to date.

Other services are the standalone annual general meeting and extraordinary general meeting supporting service and other services which control is transferred over time is recognized progressively within the service period.

Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract liabilities on uncompleted contracts are the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized. The majority of these amounts are expected to be earned within 12 months and are classified as current liabilities.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Government Subsidies

Government subsidies primarily are a one-off entitlement by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of printing costs, subcontracting fees, staff costs and other job-specific expenses. These costs are expensed as incurred.

Employee Benefit Plan

Employees of the Company in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute to mandatory provident fund schemes provided by approved private organizations, according to their salaries and period of employment. The Company is required to contribute to the plan based on percentages of the employees’ salaries, up to a maximum specified by the local government. Total expenses for the plan were $64,147, $60,871 and $64,103 for the years ended September 30, 2025, 2024 and 2023, respectively.

Post-employment Benefit

Long service payment (“LSP”) obligations are for Hong Kong employees employed continuously for at least five years in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns 65 or above, or the employment contract is of fixed term and expires without renewal. The amount of LSP payable is determined with reference to the employee’s final salary capped at HK$390,000 ($50,000) and the years of service, reduced by the amount of any accrued benefits from the Company’s contributions to MPF scheme.

In June 2022, the Government gazetted the Amendment Ordinance, which will eventually abolish the statutory right of an employer to reduce its LSP payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The Government subsequently announced the Amendment Ordinance will come into effect from the Transition Date i.e. May 1, 2025. Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the LSP obligations for an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP obligations for the employee’s service to that date; in addition, the LSP obligations for the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service to that date.

The Company accounted for the offsetting mechanism and its abolition as disclosed in Note 9. The liability recognized in the statement of financial position is the present value of the cost of providing these benefits less the fair value of the plan assets at the end of the reporting period. The obligations are calculated by an independent valuer and are determined by discounting the estimated future cash flows using interest rates.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions at September 30, 2025 or 2024. The Company does not expect its assessment of unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2025 and 2024 and for the years then ended, there were no dilutive shares.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company translating its CFS from the functional currency into the reporting currency.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s CFS. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

As of the date of this report, we did not have any loss contingencies which are required to be recognized or disclosed in our CFS.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Related parties

Parties, which can be a corporation or individual, are considered related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Significant Risks

Currency Risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as the HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions in Hong Kong. As of September 30, 2025 and 2024, $3,510,711 and $320,161 was deposited with financial institutions in Hong Kong respectively. The Deposit Protection Scheme of the Hong Kong Government insures each depositor at one bank for a maximum of $102,828 (HK$800,000) and $64,350 (HK$500,000) as of September 30, 2025 and 2024, respectively. Otherwise, the balances of $3,305,108 and $148,632 are not covered by insurance as of September 30, 2025 and 2024, respectively. The Company believes no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For credit risk from accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance was immaterial for all periods presented. The management believes its contract acceptance, billing, and collection policies are adequate to minimize credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

For the years ended September 30, 2025, 2024 and 2023, all of the Company’s assets were in Hong Kong and all of the Company’s revenue was from Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the years ended September 30, 2025, 2024 and 2023, no customer accounted for over 10% of the total revenue. As of September 30, 2025 and 2024, no customer accounted for over 10% of the total accounts receivable, net.

For the year ended September 30, 2025, one supplier accounted for over 10% of the Company’s total cost of revenue. For the year ended September 30, 2024, one supplier accounted for over 10% of the Company’s total cost of revenue. For the year ended September 30, 2023 one supplier accounted for over 10% of the Company’s total cost of revenue. The details are as follows:

	Year Ended September 30,
	2025	2024	2023
Supplier A	10.7%	15.0%	*
Supplier B	*	*	12.5%

*	The percentage was below 10% for the year.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

As of September 30, 2025, three suppliers accounted for over 10% of the total accounts payable. As of September 30, 2024, three suppliers accounted for over 10% of the total accounts payable. The details are as follows:

	2025	2024
Supplier A	17.4%	*
Supplier B	16.7%	19.3%
Supplier C	11.7%	14.7%
Supplier D	*	18.4%

*	The percentage was below 10% for the year.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposits and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Recently Accounting Pronouncements

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. This update improves the decision usefulness of the financial reporting for acquired financial assets. The amendments require that purchased seasoned loans be accounted for using the gross-up approach, which will enhance comparability and consistency in the accounting for acquired financial assets. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the CFS.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

3. Accounts Receivable, net

Accounts receivable, net consisted of the following at September 30:

	2025	2024
Accounts receivable	$3,169,276	$4,611,645
Less: allowance for credit loss	(612,488)	(1,070,996)
Accounts receivable, net	$2,556,788	$3,540,649

The movement of allowance for credit loss are as follows for the years ended September 30:

	2025	2024
Balance at beginning of the year	$1,070,996	$953,215
(Reversal) addition during the year	(456,019)	109,819
Exchange difference	(2,489)	7,962
Balance at end of the year	$612,488	$1,070,996

4. Contract Assets/(Liabilities)

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract liabilities are contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

The movement in contract liabilities is as follows for the years ended September 30, 2025 and 2024:

	2025	2024
Balance at beginning of the year	$15,617	$113,374
Decrease in contract liabilities from recognizing revenue during the year included in the contract liabilities at the beginning of the year	(15,564)	(113,627)
Increase in contract liabilities from billings in advance of performance obligation under contracts	16,363	15,532
Exchange difference	(23)	338
Balance at end of the year	$16,393	$15,617

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following at September 30:

	2025	2024
Other deposits (Note)	$170,301	$170,564
Prepayments	578,613	148,005
	748,914	318,569
Less: amount classified as non-current assets	(170,301)	(170,564)
Amount classified as current assets	$578,613	$148,005

Note: The amounts mainly are rental deposits paid to lessors for office premises.

6. Property and Equipment, net

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following as of September 30:

	2025	2024
Furniture and fixtures	$144,924	$145,148
Office and equipment	225,619	225,968
Software	664,428	112,044
Leasehold improvements	413,639	414,277
Subtotal	1,448,610	897,437
Less: accumulated depreciation and amortization	(921,479)	(879,475)
Property and Equipment, net	$527,131	$17,962

7. Leases

Operating leases as lessee

As of September 30, 2025 and 2024, the Company has operating leases for offices that expire on various dates through March 2027. The Company does not have options to extend or cancel the existing leases for its facilities prior to their respective expiration dates. When determining the lease term, at lease commencement date, the Company considers options to extend or terminate the lease when it is reasonably certain it will exercise or not exercise that option. The Company’s leases may contain both lease and non-lease components. The Company separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangements are fixed.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

7. Leases (cont.)

The following table shows ROU assets and operating lease liabilities, and the associated consolidated financial statement line items as of September 30:

	2025	2024
Assets
Operating lease ROU assets, net	$674,595	$1,172,808

Liabilities
Operating lease liabilities, current	$469,826	$479,130
Operating lease liabilities, non-current	$226,444	$697,346

Weighted average remaining lease term (in years)	1.45	2.00
Weighted average discount rate (%)	5.88	5.88

Information for operating leases during the years ended September 30, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Operating lease ROU, obtained for operating lease liabilities	$—	$139,474	$35,815

Operating lease expenses
Amortization of right-of-use assets	$495,494	$571,066	$752,433
Interest of lease liabilities	56,211	44,144	42,034
Total operating lease expenses	$551,705	$615,210	$794,467

Maturities of lease liabilities were as follows as of September 30, 2025:

For the year ending September 30,
2026	$497,696
2027	230,344
Total lease payments	728,040
Less: imputed interest	(31,770)
Total	$696,270

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

8. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of September 30:

	2025	2024
Accruals for subcontracting fees	$231,303	$386,100
Accruals for advertising and marketing expense	-	308,880
Other	527,975	370,737
	$759,278	$1,065,717

9. Post-employment Benefit

The benefit obligations associated with the Company’s defined benefit plans are measured as of September 30, 2025 and 2024:

	Year Ended September 30,
Change in benefit obligation	2025	2024
Benefit obligation at beginning of the year	$14,801	$9,195
Service cost	4,746	3,840
Interest cost	513	256
Actuarial gain	2,822	1,408
Foreign exchange rate changes	(9)	102
Benefit obligation at end of the year	$22,873	$14,801

	2025	2024
Amounts recorded in the consolidated balance sheet consist of:
Post-employment benefit obligations	$22,873	$14,801
Total recorded	$22,873	$14,801

	Year Ended September 30,
	2025	2024	2023
Amounts recorded in the consolidated other comprehensive income consist of:
Service cost	$4,746	$3,840	$2,681
Interest cost	513	256	255
Net actuarial gain	2,822	1,408	(3,319)
Foreign exchange rate changes	(9)	102	25
Total recorded	$8,072	$5,606	$(358)

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

9. Post-employment Benefit (cont.)

The weighted average duration of the defined benefit obligation is 18.8 (2024: 20) years. Actuarial assumptions (expressed as weighted averages) are as follows:

	2025	2024
Discount rate	3.3%	3.2%
Future salary increases	3.5%	3.9%
Expected investment return on offsetable MPF accrued benefits	3.3%	3.2%

10. Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at 8.25% on assessable profits up to $257,069 (HK$2,000,000), and 16.5% on any part of assessable profits over $257,069 (HK$2,000,000).

The components of the income tax expense are as follows:

	Year Ended September 30,
	2025	2024	2023
Current
Hong Kong	$—	$153,614	$—
Deferred
Hong Kong	55,219	(15,583)	157,300
Provision for income taxes	$55,219	$138,031	$157,300

The following table reconciles Hong Kong statutory rates to the Company’s effective tax for the years ended September 30, 2025, 2024 and 2023:

	2025	2024	2023
Profit before income taxes	$188,153	$958,424	$963,596
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	31,045	158,140	158,993
Reconciling items:
Tax effect of income that is not taxable*	—	—	(1,693)
Tax effect of expenses that are not deductible	24,174	1,011	—
Effect of two-tier tax rate	—	(21,120)	—
Income tax expense	$55,219	$138,031	$157,300

*	Income that is not taxable mainly consisted of interest and government subsidies which are non-taxable under Hong Kong income tax law.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

10. Income Taxes (cont.)

The Company measures deferred tax assets and liabilities based on the difference between the CFS and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows as of September 30, 2025 and 2024:

	2025	2024
Deferred tax assets (liabilities):
Depreciation and amortization	$(38,793)	$48,041
Allowance for credit loss	101,061	176,714
Tax losses	106,820	—
Total deferred tax assets	169,088	224,755
Less: valuation allowance	—	—
Deferred tax assets, net	$169,088	$224,755

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties for potential underpaid income taxes for the years ended September 30, 2025 and 2024. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2025.

11. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a) Superb Prospect Group Ltd, ultimate holding company of the Company.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

11. Related Party Balance and Transactions (cont.)

a. Due to a related party

As of September 30, 2025 and 2024, the amount due to a related party was as follows:

		2025	2024
Due to a related party
Superb Prospect Group Ltd (a)	(1)	$668,662	$681,188

(1)	The balance was advances from the related company for the Group’s daily operating purposes. These amounts were unsecured, interest-free and repayable on demand.

12. Shareholders’ Equity

Ordinary shares

The Company was incorporated under the laws of the BVI as an exempt company with limited liability on January 2, 2024. It is authorized to issue 25,000 Series A Preferred Shares and 25,000 Ordinary Shares, with no par value each.

After the reorganization as disclosed in Note 1, there are 11,250,000 ordinary shares issued and outstanding. The issuance of these shares is considered part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of first period presented.

On July 8, 2025, the Company completed its initial public offering on NASDAQ, under the ticker symbol “ANPA”. Under this offering, 1,250,000 ordinary shares were issued at a price of $4.00 per share. The Company received net proceeds of $2,956,006 from the offering after deducting underwriting discounts and offering expenses of $2,043,994 from the gross proceeds of $5,000,000.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended September 30, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

13. Employee Stock Ownership Plan

In August 2025, the Board of Directors of the Company approved the 2025 Equity Incentive Plan (the “Plan”). Under the Plan, the Company may issue up to 2,500,000 ordinary shares of the Company with no par value for its key management employees, directors, and consultants of the Company and its Affiliates.

As of September 30, 2025, no ordinary shares have been issued under the Plan. Subsequent to the year ended September 30, 2025, 2,500,000 ordinary shares under the Plan have been fully issued.

14. Commitments and Contingencies

Commitments

As at September 30, 2025, the Company did not have any significant capital or other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate the final outcome arising out of any such matter will have a material effect on its CFS an individual basis or in the aggregate. As of September 30, 2025 and 2024, the Company is not a party to any material legal or administrative proceedings.

15. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The significant expenses reviewed by the CODM are consolidated operating expenses, as presented in the consolidated statements of operations and comprehensive income. Consolidated operating expenses include selling, general and administrative expenses and reversal of / (allowance for) expected credit losses. Selling, general and administrative expenses include depreciation and amortization expense, which are disclosed in Note 6, “Property, Equipment, net” and Note 7, “Lease”. Other segment items consist of interest expense and other income, as presented in the consolidated statements of operations and comprehensive income.

Other segment items for the years ended September 30, 2025, 2024 and 2023 totaled income $91,012, $46,756 and totaled expenses $31,770, respectively, and consisted of:

-	Interest expense of $56,211, $44,144 and $42,034, respectively

-	Other income of $147,223, $90,900 and $10,264, respectively, primarily related to government subsidies and bank and other interest income.

RICH SPARKLE HOLDINGS LIMITED AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025, 2024 and 2023

(Currency expressed in United States Dollars (“US$”))

15. Segment Reporting (cont.)

The CODM does not utilize consolidated balance sheet information when evaluating performance or allocating resources.

Based on management’s assessment, the Company determined it has one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all in Hong Kong and all of the Company’s revenue and expense are from Hong Kong. Therefore, no geographical segments are presented. The single segment is the Company’s core business of undertaking (i) financial printing services such as printing, typesetting and translation, (ii) advisory services including Environmental, Social and Governance Report and (iii) other services.

The following table presents revenue by major type for the years ended September 30, 2025, 2024 and 2023:

	2025	2024	2023
Financial printing services	$4,417,324	$4,008,312	$4,875,865
Advisory services	1,203,031	1,623,580	1,151,751
Other*	629,117	252,509	241,177
	$6,249,472	$5,884,401	$6,268,793

*	Other are the standalone annual general meeting and extraordinary general meeting supporting service and other standalone services.

16. Subsequent Events

On November 20, 2025, the Company entered into (i) a subscription agreement with its wholly-owned subsidiary, Rich Bright Corporate Limited, and Dragon Port Developments Limited, one of the investment vehicles of Animoca Brands Corporation Limited, and (ii) a shareholders’ agreement among the same parties. Under the subscription agreement, and subject to the satisfaction of customary closing conditions, Rich Bright Corporate Limited agreed to issue and allot, and Animoca Brands Corporation Limited agreed to subscribe for, 4,900 class A preferred shares of Rich Bright Corporate Limited. Immediately upon completion, the Company will hold 5,100 ordinary shares (representing approximately 51% of the fully-diluted and as-converted share capital) of Rich Bright Corporate Limited.

On January 9, 2026, the Company entered into private placement subscription agreements with certain accredited investors in a private placement of 3,000,000 ordinary shares, no par value, at the purchase price of $13.0 per ordinary share. The gross proceeds of the Private Placement are expected to be approximately $39,000,000, before deducting offering expenses payable by the Company.

On January 9, 2026, the Company entered into a sale and purchase agreement (the “SPA”) with Serigne Khabane Lame, Dominant Action Limited, Pink13 Group Inc., Anhui Xiaoheiyang Network Technology Company Limited, Develop Master Limited and Ace Fantasy Limited (the “Vendors”), pursuant to which the Company intends to purchase the entire issued share capital of Step Distinctive Limited (the “Target Company”) at the consideration of $975,000,000, which shall be satisfied by way of issuance of 75,000,000 Ordinary Shares of the Company to the Vendors (the “Transaction”).

Pursuant to the SPA, the Transaction is conditional upon, among others, (i) completion of the valuation to the satisfaction of the Company of the Target Company at not less than US$900 million, (ii) the completion of a due diligence investigation in respect of the Target Company and its subsidiary; and (iii) the stock exchange having grant approval for dealing in the consideration share.

Except as disclosed above, there are no other material subsequent events that require recognition or disclosure in these consolidated financial statements.